June 2020

STRENGTHEN
SYNALLOY

THE URGENT NEED FOR CHANGE AND THE SUPERIOR PATH FORWARD

VOTE THE WHITE CARD




DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN ANY FUND, ACCOUNT OR INVESTMENT VEHICLE MANAGED BY PRIVET FUND MANAGEMENT LLC (TOGETHER WITH ITS AFFILIATES, "PRIVET") OR UPG ENTERPRISES LLC (TOGETHER WITH ITS AFFILIATES, "UPG", AND COLLECTIVELY WITH PRIVET, THE "STOCKHOLDER GROUP" OR "WE" OR "US") AND IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THE STOCKHOLDER GROUP, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO SYNALLOY CORPORATION ("SYNALLOY" OR THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

THE STOCKHOLDER GROUP HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG THE STOCKHOLDER GROUP AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

THE STOCKHOLDER GROUP SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY THIRD PARTY SEC FILING OR THIRD PARTY REPORT RELIED UPON IN GOOD FAITH BY THE STOCKHOLDER GROUP THAT IS INCORPORATED INTO THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH THE STOCKHOLDER GROUP BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

THE STOCKHOLDER GROUP RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. THE STOCKHOLDER GROUP DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

ALL REGISTERED OR UNREGISTERED SERVICE MARKS, TRADEMARKS AND TRADE NAMES REFERRED TO IN THIS PRESENTATION ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS, AND THE STOCKHOLDER GROUP'S USE HEREIN DOES NOT IMPLY AN AFFILIATION WITH, OR ENDORSEMENT BY, THE OWNERS OF THESE SERVICE MARKS, TRADEMARKS AND TRADE NAMES.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

TABLE OF CONTENTS



01.

EXECUTIVE SUMMARY

A BUSINESS AND FINANCIAL OVERVIEW OF SYNALLOY CORPORATION (NASDAQ: SYNL)

Synalloy has very attractive assets in the metals and chemicals segments, leading us to believe the right leadership can unlock tremendous value for stockholders

Metals Segment



- **American Stainless Tubing ("ASTI")** is a leading manufacturer of high-end ornamental stainless steel tubing

- **Bristol Metals ("BRISMET")** is the largest domestic manufacturer of welded pipe from stainless steel and other nickel alloys

- **Palmer of Texas ("Palmer")** manufactures fiberglass and steel liquid storage tanks and separation equipment

- **Specialty Pipe and Tube ("Specialty")** is a leading distributor of large diameter, heavy wall seamless pipe and tubing

Chemicals Segment

- **Manufacturers Chemicals ("MC")** manufactures lubricants, surfactants, defoamers, reaction intermediaries and sulfated fats and oils for direct sales and is a low-cost regional contract manufacturer

- **CRI Tolling ("CRI")** is a high-quality toll manufacturer that provides outsourced manufacturing resources to large global chemical companies and medium size chemical companies within focused market segments

Company Snapshot [1]

Headquarters	Richmond, VA
Employees	~600

Financial Snapshot	($ in millions)
Share Price (per share)	12.91
Shares Outstanding	9.0
Market Capitalization	**116.7**
Add: Debt	75.6
Less: Cash & Cash Eq.	(0.6)
Enterprise Value	**191.7**
LTM Revenue	305.2
LTM Adj. EBITDA	13.5

One-Year Share Price Performance

Share price declined 21.8% in 2019

$12.91

1. For the period ended 12/31/19

UPG AND PRIVET ARE MAJOR STOCKHOLDERS OF SYNALLOY





- UPG and Privet invested in Synalloy because their independent analyses led to a shared conclusion: **the Company's high-quality operating assets should be the foundation of long-term value creation**

- UPG and Privet, which collectively own nearly 25% of Synalloy's outstanding common stock, are fully aligned with fellow stockholders

- UPG is a manufacturing industry operator that applies operating expertise and elite resources to help industrial businesses grow

- Privet is a research-driven investment firm that seeks to drive governance and strategy improvements at the companies it invests in

- **UPG and Privet bring expertise, insight and resources that can help accelerate the leadership and strategy enhancements urgently needed at Synalloy**

UPG IS A TOP MANUFACTURING SECTOR OPERATOR



- Founded by Chris Hutter and Paul Douglass in 2014, UPG is a hands-on, roll-up-your-sleeves operator of diversified industrial companies

- The leadership of Chris Hutter has helped UPG reach $725 million in annual revenue (~2.5x Synalloy's revenue) in under a decade

- The company has world-class capabilities across the metals, manufacturing, distribution and logistics segments

- It also periodically invests in underperforming and undervalued public companies

- The UPG organization prides itself on combining the integrity of a family-owned business with innovation and entrepreneurialism

- **UPG's portfolio is anchored by operational excellence and a top supply chain network – which Synalloy can benefit from while remaining a stand-alone public company**

MR. HUTTER BUILT UPG INTO THE COMPANY THAT MR. BRAM WISHES SYNALLOY HAD BECOME



- Chris Hutter has driven strong growth, operational excellence and a top supply chain network at UPG, which has a diverse, high-margin footprint:
  - Operates **8 manufacturing businesses**
  - Exceeds **$725 million in annual revenue**, which was achieved in only five years

- UPG possesses a robust distribution network:
  - Maintains more than **3 million square feet** of warehouse space
  - Has a fleet of **200+ available trucks**
  - Boasts **18 production facilities**

- UPG has world-class capabilities, as evidenced by:
  - Processing **1 million tons** of flat roll and long products annually
  - Taking Morton/Metalex from on-time delivery of 68% pre-acquisition to **a 98% rate**
  - Growing Lamination Specialties **to 300K+ square feet** of efficient manufacturing space



PRIVET IS A HANDS-ON INVESTMENT FIRM WITH A TRACK RECORD OF INTEGRITY AND SUCCESS

PRIVET FUND

- Privet's investments are highly selective and rooted in intensive industry research
- The firm has a strong 13-year track record of investing in companies in which it sees intrinsic value and opportunities to partner with leadership to drive improvements
- Privet has extensive experience investing in the industrials sector and brings:
  - Corporate governance expertise
  - Capital allocation acumen
  - Strategy development experience
- The principals at Privet have served on a combined 14 public company boards
- Privet is a long-term investor in Synalloy (four years and counting) and plans to remain a large stockholder for many years to come

PRIVET IS A PROVEN STOCKHOLDER CHAMPION



- Privet has a track record of successfully creating value for stockholders and stakeholders

- Privet principals have served as independent board members at:
  - **Great Lakes Dredge and Dock Company (NASDAQ: GLDD):** Shares appreciated 153% over three-year investment period and 110% since gaining board representation
  - **StarTek (NYSE: SRT):** Shares appreciated 78% over eight-year investment period and 30% since gaining board representation
  - **Hardinge (NASDAQ: HDNG):** Shares appreciated 45% over three-year investment period and 86% since gaining board representation

- Privet fought for stockholders' rights against an unfair, potentially conflicted acquisition proposal at:
  - **J. Alexander's Holdings (NYSE: JAX):** Shares rose 147% over 18-month investment period (142% since nominating director candidates) prior to the company selling itself and Privet advocating for a higher price

- **Privet will work tirelessly to create value for ALL STOCKHOLDERS at Synalloy**

PRIVET IS A LONG-TERM SYNALLOY STOCKHOLDER AND PLANS TO REMAIN ONE FOR YEARS TO COME

Privet has attempted to engage constructively with Synalloy over the course of its multi-year investment

2015-2018	2019	2020
September 2015: Privet takes stake in Synalloy **September 2016:** Privet files 13D showing 7.5% stake **March 2017:** Privet has meeting with management and files 13D/A showing 10.9% stake **November 2018:** Privet has meeting with management and two Board members	**April 2019:** Privet publicly offers to acquire Synalloy at $20/share in all cash transaction **May 2019:** Synalloy rejects offer **May 2019:** Synalloy cuts its 2019 Adjusted EBITDA guidance by 27% **August 2019:** Privet publicly offers $18.50/share after guidance reduction **August 2019:** Synalloy rejects offer **November 2019:** Privet requests two Board seats, but Synalloy rejects offer and issues unreasonable counter	**March 2020:** Privet and UPG form the Stockholder Group **March 2020;** Privet and UPG nominate five director candidates **March 2020;** Privet and UPG reject Synalloy's offer to add two directors unaffiliated with our firms under a punitive two-year standstill **April 2020:** Synalloy announces it will review strategic alternatives and a sale post-pandemic **May 2020:** Synalloy contradicts itself by telling stockholders it has a proven "strategic plan"

STOCKHOLDERS CAN TRUST THAT PRIVET AND UPG WILL ALWAYS PUT STOCKHOLDER INTERESTS FIRST

We will continue to be open and transparent with stockholders about all of the facts pertaining to Privet, UPG and our plan to transform Synalloy into a growing public company that thrives for many years to come

KEY FACTS

✓ UPG and Privet have no current or future plans to take Synalloy private or orchestrate a sale

✓ UPG and Privet have no financial relationship outside of being members of the Stockholder Group to invest in Synalloy

✓ UPG and Privet have completely disclosed all of the facts surrounding their history and involvement with Synalloy

✓ UPG does not compete with Synalloy in any category or vertical

✓ Privet sought to avoid a proxy fight by engaging with Synalloy in late 2019 about obtaining two seats on the Board – but was rebuffed

CORE COMMITMENTS

✓ Chris Hutter will devote 100% of his professional time to Synalloy if he becomes interim CEO

✓ For all outsourcing initiatives contemplated in our plan, we commit to running competitive RFP processes and retaining the lowest-cost, highest-quality service providers

✓ Our nominees commit to establishing an audit committee comprised entirely of independent directors to negotiate and approve any related party transactions

✓ If elected to the Board, Chris Hutter plans to recuse himself from any boardroom discussions and decision-making pertaining to Synalloy's potential use of UPG's resources

OUR GROUP'S VISION IS CLEAR: CREATE VALUE FOR SYNALLOY STOCKHOLDERS

Privet and UPG have one clear goal: <u>to improve the value of Synalloy and create significant share price appreciation</u>


High-Quality Assets
+
Experienced and Qualified Leadership
High-Quality Assets
=
Synalloy Share Price Appreciation
Experienced and Qualified Leadership
High Quality Assets

We strongly believe that our Board candidates will implement a comprehensive strategy to realize the significant value potential at Synalloy

SYNALLOY'S DRAMATIC UNDERPERFORMANCE HAS CREATED A LOST DECADE FOR STOCKHOLDERS

Synalloy has underperformed its peers and all relevant indices over every relevant time horizon during Craig Bram's tenure despite operating during a period of tremendous economic growth



Total Stockholder Return Since Craig Bram Became CEO

Legend: SYNL — Russell 2000 — NASDAQ 100 Non-Financial

Values: 322.1%, 142.2%, 28.7%

1. <u>Note</u>: Performance as of 12/31/2019, prior to UPG and Privet's meaningful share accumulation and the global market turmoil caused by the COVID-19 coronavirus, adjusted for dividends

THE CASE FOR WHOLESALE CHANGE AT SYNALLOY IS CLEAR

The Board has a track record of abysmal decision-making, poor oversight, shoddy governance and sustained financial underperformance

- Presiding over an extended period of dismal stockholder returns

- Hiring and retaining a CEO – Mr. Bram – without any prior industry or corporate leadership experience

- Rewarding Mr. Bram with ~$1 million in average annual compensation despite consistently poor results

- Endorsing debt-fueled acquisitions and capital expenditures that led to no material earnings growth

- Permitting corporate expenses to balloon as resources were wasted on purchases such as a private jet

- Repeatedly missing publicly-stated financial guidance leading to an erosion of credibility

- Allowing leverage to reach dangerously high levels as the economic cycle clearly entered a late stage

- Opting to conceal information related to the incumbent directors' prior relationships

- Misleading stockholders about having a "strategic plan" after not releasing a strategy for years and hastily announcing a future, hypothetical sale of the Company

SYNALLOY BY THE NUMBERS: CURRENT LEADERSHIP HAS FAILED STOCKHOLDERS

Staggering Long-Term Share Price Underperformance of 293%

Since Mr. Bram took over as CEO in 2011, Synalloy has underperformed the NASDAQ 100 Non-Financial Index by 293%. Synalloy has also underperformed peers, and relevant indices, over every other relevant time horizon thereafter.

Dangerously High Leverage of 6.8x LTM Adjusted EBITDA

High leverage has put Synalloy in a precarious financial position and at risk of tripping loan covenants. Wasteful spending and the inability to grow earnings has led to a massive amount of leverage and a deteriorating credit profile.

$164 Million in Reckless Spending on Acquisitions and CapEx During Bram Tenure

This is an unacceptable level of spending for a company with a sub-$100 million market capitalization and no enduring growth. Acquisitions and capital expenditures have not driven material income growth or value creation for stockholders.

Wasted $26 Million+ in Cumulative Cash Throughout Recent Years

Poor inventory management and commodity price speculation has resulted in losses nearing 30% of Synalloy's market capitalization. We believe Mr. Bram's mismanagement is to blame, but the Board has rewarded him with nearly $1 million in average yearly compensation.

Excessive Corporate Costs of $8.4 Million in 2019

Corporate costs have ballooned and remained exceedingly high since Mr. Bram moved the Company's headquarters to Richmond, Virginia (275+ miles from any Synalloy manufacturing facility). Spending is up 442%, from only $1.5 million prior to his arrival.

Missed Guidance by an Egregious 60% in 2019

Management's lack of understanding of Synalloy's businesses and their capabilities has not only led to poor strategic decision-making, but also a track record of guidance misses. Synalloy has missed stated public guidance in four of the past five years.

SYNALLOY'S DANGEROUSLY HIGH DEBT REINFORCES OUR CASE FOR URGENT CHANGE

We are very concerned that Synalloy could breach covenants if current leadership maintains its pattern of deteriorating financial performance and reckless spending

- Mr. Bram's growth through acquisition strategy was fueled with debt

  – Unfortunately, acquired businesses have failed to meet financial expectations

  – All Synalloy stakeholders are now in the perilous position of hoping the Company can meet its future obligations

- Synalloy's debt balance before current leadership took over was only $0.2 million compared to $77.7 million as of March 31, 2020, or **6.8x LTM Adj. EBITDA**

- **Synalloy has yet to articulate its approach to reducing debt and maintaining solvency during these turbulent times**



Ballooning Leverage

1. Source: Company filings

17

SYNALLOY IS AT AN IMPORTANT INFLECTION POINT

The Company's current Board and management team have underperformed across every objective measure over the past decade

The Problem



- **Track record of destroying value**
- **Capital spending with no demonstrable return in stockholder value**
- **Operational mismanagement with margins significantly below peers**
- **Costs ballooning even after acquisitions increase scale**
- **Ineffective Board oversight results in wasteful spending, such as a stake in a corporate jet**

Our Solution

We believe we have a path to stockholder value creation

- Upgrade the Company's leadership by **installing proven operator Chris Hutter as interim CEO**
- Prioritize **immediate strategic revenue opportunities**
- Pursue operationally-focused **gross profit enhancements**
- Remove non-economic and wasteful SG&A spending
- Instill **culture of alignment and accountability**

We do not believe the current Board, which hired an unqualified CEO and does not possess relevant skills, can turn around Synalloy and create value for stockholders

OUR SOLUTION: AN EXCEPTIONAL SLATE OF DIRECTOR NOMINEES WITH THE RIGHT EXPERTISE

Each individual on our five-member slate was carefully chosen because he or she possesses unique perspectives and skills that can help transform Synalloy from a poor performer to a world-class organization



ANDEE HARRIS
Ms. Harris is CEO of Franklin Heritage, a private equity firm investing in cutting-edge tech and manufacturing companies, which she founded after serving as CEO of HighGround Enterprise Solutions and leading people analytics and performance management at top software firms.



ALDO MAZZAFERRO
Mr. Mazzaferro is Managing Partner at Mazzaferro Research, a steel industry research boutique that he founded in 2017 after spending decades as a top metals analyst and industry executive at premier institutions, such as Macquarie Capital and Goldman Sachs.



CHRISTOPHER HUTTER
Mr. Hutter is the Co-Founder and Manager of UPG, a proven and successful high-growth operator of eight top industrial companies across metals, manufacturing, distribution and logistics verticals. UPG has grown to more than $725 million in annual revenue since its founding in 2014.



BENJAMIN ROSENZWEIG
Mr. Rosenzweig is a partner at Privet, Synalloy's largest stockholder, and has a strong track record as an investor in the industrials space. He also possesses extensive experience serving as a public and private company director across the business-to-business sectors.



JOHN P. SCHAUERMAN
Mr. Schauerman most recently served as EVP of Corporate Development at Primoris Services Corporation (NASDAQ: PRIM), a specialty construction and infrastructure company. He also has deep executive and board service experience across a range of successful industrial businesses.

Proven Expertise

✓ Industrial operations and executional excellence

✓ Manufacturing of steels and metals

✓ Effective marketing and branding

✓ Identifying operational efficiencies

✓ Supply chain management

✓ Materials and commodity management

✓ Cost cutting and optimizing balance sheets

✓ Effective capital allocation

✓ Strategic planning

✓ Corporate governance and creating stockholder value

✓ Building a strong corporate culture

OUR PLAN: A THREE-PRONGED STRATEGY FOR UNLOCKING UP TO ~$25 PER SHARE IN THE NEAR-TERM

Synalloy has tremendous potential under new leadership with a fresh plan

Plan Overview

✓ **Prioritize Immediate Strategic Revenue Opportunities**

  – Utilize extensive experience to drive cross-selling opportunities across metals business units
  – Implement targeted sales tactics within the Chemicals Segment to increase volume and utilization

✓ **Pursue Operationally-Focused Gross Profit Enhancements**

  – Unlock supply chain savings under coordinated logistics strategy
  – Improve inventory management
  – Realize manufacturing efficiencies
  – Restructure plant-level accounting policies and incentive compensation

✓ **Remove Non-Economic and Wasteful SG&A Spending**

  – Eliminate non-essential, discretionary spending
  – Work to improve and consolidate back office functions
  – Reduce bureaucracy and enhance culture of data-driven decision making

Projected Value Creation Stemming From Plan Execution



$ in millions

2019 Reported Adj. EBITDA	Revenue Opportunity	COGS Opportunity	SG&A Opportunity	2019 Pro-Forma Adj. EBITDA
$13.5	$3.2	$19.9	$6.8	$43.4

2019 PF Adj. EBITDA	**$43.4 million**
Market Multiple[1]	7.0x
Enterprise Value	$303.8 million
(-) Net Debt	($77.7 million)
Equity Value	$226.1 million
Shares Outstanding	9.1 million
Potential Share Price	**$24.96**

1. Note: 7.0x is the current median market valuation of the Company's closest direct peer group. This group consists of WOR, USAP, ZEUS, IIIN, NWPX, RYI, HWKN, VNTR, TREC, and NGVT

SUMMARY OF OUR DETAILED TRANSITION PLAN

In the first 10 weeks, we intend to quickly stabilize the business while analyzing opportunities to build a more sustainable operational foundation

- As we continue to test and monitor changes, our focus will shift to selecting a new CEO and constructing a leadership team able to scale in-process initiatives and improve the culture, results and pride of the organization

$ in millions

	EBITDA Opportunity
Revenue	**$3.3**
Metals Partnership Revenue	$2.6
Chemicals Capacity Utilization	$0.7
COGS	**$19.9**
Supply Chain Savings	$2.6
Inventory Management	$5.8
Manufacturing Efficiency	$11.5
SG&A	**$6.8**
Corporate Overhead	$4.4
Manufacturing Support	$2.4


Week
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20

= Assess capabilities and develop detailed workstreams

= Execute implementation plan

TRANSITION PLAN: STRATEGIC REVENUE OPPORTUNITIES

$ in millions

	EBITDA Opportunity	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
Metals Partnership Revenue	**$2.6**																				
Review Customer Spend by Product, Region, Customer		■	■	■	■	■	■	■													
Compare Customer Lists For Cross-Selling Ops		■	■	■	■	■	■	■													
Share Tubing RFQ's									■	■	■	■	■	■	■	■	■	■	■	■	■
Integrated Business Model - Key Account Plans									■	■	■	■	■	■	■	■	■	■	■	■	■
Prospecting Opportunities Identified									■	■	■	■	■	■	■	■	■	■	■	■	■
Develop Enhanced Marketing Programs By Product											■	■	■	■	■	■	■	■	■	■	■
Identify Expanded Stocking Locations											■	■	■	■	■	■	■	■	■	■	■
UPG OPCO's Purchase and Stock Pipe and Tube															■	■	■	■	■	■	■
Mechanical Tubing Furniture Opportunities															■	■	■	■	■	■	■
Stainless Tubing Sales Expansion into UPG Foodservice Customer Base															■	■	■	■	■	■	■
Offer Expanded Fabrication Services via Palmer															■	■	■	■	■	■	■
Chemicals Capacity Utilization	**$0.7**																				
Review Transaction Data From Top 10 Customers		■	■	■	■																
Analyze Contract Terms		■	■	■	■																
Study Marketing Effectiveness		■	■	■	■	■	■														
Sales Force Analysis (Product vs. Region)		■	■	■	■	■	■														
Examine Revenue Mix (Toll vs. Product)		■	■	■	■	■	■														
Assess Current Partnerships								■	■	■	■	■	■								
Scrutinize Incentive Structure of Sales Resources								■	■	■	■	■	■								
Re-Evaluate Pricing Strategy Through Costing Analysis													■	■	■	■	■	■	■		
Shift Sales Resources To Market-Based Approach															■	■	■	■	■	■	■
Focus Organization on Pursuing Toll Manufacturing																	■	■	■	■	■
Define, Narrow and Pursue Specialized Focus For Each of Manufacturers and CRI																	■	■	■	■	■

TRANSITION PLAN: OPERATIONALLY-FOCUSED GROSS PROFIT IMPROVEMENTS

$ in millions
Week
EBITDA Opportunity
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
Supply Chain Savings
$2.6
Forecasting Improvement Plan
Review MRO/PO Processes
Transportation and Route Modeling
Consumable Inventory Reduction Processes
Equipment Lease Cost vs. Ownership Review
Supplier Workshops Initiated
Working Capital and Vendor Payment Terms Guidelines
Freight Lane Optimization
Develop KPI's and Dashboard Metrics
Vendor Rebate and Volume Discount Results
Inventory Management
$5.8
Focus Group Session Guidelines
SKU and Scrap Scorecard Analysis
True Raw, WIP, and FG Segmentation Analysis
Analyze Prior Failures on Hedging and Implement New Strategy
Vendor and Mill "Leave Behind" Review
Local/Regional/National/Global Input Review
Pilot Structure and Current Processes
Minimize Total Landed Cost
VMI Implementation with Key OEM Customers
Create a TCO (Total Cost of Ownership) for SPT

TRANSITION PLAN: OPERATIONALLY-FOCUSED GROSS PROFIT IMPROVEMENTS (CONT.)

$ in millions	EBITDA Opportunity	Week																			
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
Manufacturing Efficiency	**$11.5**																				
Analysis of Profitability by SKU																					
Value-Stream Mapping and Yield Loss Analysis																					
Performance Scorecards and Forecast Model Implementation																					
Develop Capabilities Heat Map																					
Diagnostic Review of Current Processes (i.e. Setup and Changeover Times)																					
Identify Quick Wins within Current System Limitations																					
Fact-based Analysis of Equipment Utilization																					
Design Production Processing Architecture																					
Develop Operations Playbook and Production Planning Tools																					
Application of OEE Schedule Optimization (i.e. Line Speeds, Capacities, Capabilities)																					
Capture Value Identified in Diagnostic Review																					

TRANSITION PLAN: REDUCE LOW-RETURNING SG&A SPEND


$ in millions
Week
EBITDA Opportunity
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Corporate Overhead
$4.4
Review Key HR Employee Contracts/Agreements
Evaluate Organizational Structure and Reporting Relationships
Identify Actual Need of Corporate Services
Sell Private Plane and Eliminate Ongoing Cost of Ownership
Measure Current Services to Subsidiary Needs
Create a Challenge Group for Corporate Needs vs. Wants
Sourcing Review and Bid of ERP and IT Services
Competitive Bid Treasury, Debt, Legal, Audit, PR and Banking Services
Drive a High Performance Culture and Implement Results Based Compensation
Implement Co-op based Insurance Structure
Manufacturing Support
$2.4
Initial Packaging and Conversion Cost Objective Analysis
Facility Maintenance Plan and Cost Review
Focus on Delivering Transparent Data Above Everything
Cross-Functional Communication Improvement (Finance vs. Plant)
Internal Customer Service Improvement (i.e. Cost Avoidance)
Purchasing Integration Team Identified
Implement Utility and RET Hedge and Appeal Process
Eliminate Mismatched Plant-Level Incentive System
MRO Global Contract for Services
Launch Communications Plan

OUR PLAN TAKES INTO ACCOUNT THE COVID-19 PANDEMIC AND EXTERNAL RISKS

Our plan will draw on our slate's proven experience managing the crisis to mitigate the impact of the pandemic on Synalloy's operations

- Chris Hutter quickly implemented a multi-faceted plan for UPG's operations at the outset of the COVID-19 outbreak – one that he can implement immediately at Synalloy

- Synalloy and its stockholders can leverage the following under Mr. Hutter's leadership as interim CEO:
  - Specific guidelines and protocols to ensure safety standards for employees
  - Contingency plans for Synalloy's operations, should an outbreak occur on-site
  - A "war room" for all of Synalloy's operations, enabling centralized management to monitor real-time data around orders and productivity
  - Scrutiny of KPIs in comparison to other entities so that potential operational or market issues are immediately identified
  - Remediation plans that are formulated and implemented to boost productivity and performance

> As interim CEO, Mr. Hutter has a proven plan to put Synalloy and its stockholders in a strong position to weather this period of turmoil

THE CURRENT CRISIS SHOULD NOT SERVE AS A "FREE PASS" FOR THE INCUMBENT BOARD

This is the same Board that could not drive results and effectively manage Synalloy during the past decade of tremendous economic expansion

- The incumbent Board and management team have left Synalloy completely over-levered and on the brink of defaulting on its debts

- In our view, the current economic situation only reinforces the need for stockholder intervention before it is too late

> **The incumbent Board has <u>not made public a credible plan</u> to proactively manage the Company amidst this crisis**

> **Our nominees and proposed interim CEO have <u>a specific and deliberate operational plan</u> that can halt Synalloy's downward spiral, even in the current market environment**

- We are very concerned that, if our nominees are not able to immediately correct the problems at Synalloy, the Company's equity value may never recover under the unqualified current Board and management team

> **Why should stockholders have any confidence that the same individuals – who failed them for a decade – can lead Synalloy through uncharted waters?**

THE INCUMBENT BOARD DOES NOT EVEN KNOW IF IT SHOULD RUN THE COMPANY OR SELL IT

Under either scenario, Synalloy's current leadership has not shown the ability over the past decade to execute value-creating initiatives for stockholders

Synalloy's "Strategy" Lacks Credibility and is Contradictory	The Results Speak for Themselves
× Management has overseen years of **repeated underperformance, colossal guidance misses in four of the previous five years** and just reported a Q1 decline in Adjusted EBITDA of 45% compared to last year	× Management has had nine years to execute on its stated strategy and **has failed under every conceivable measure**
× Management has superficially criticized our plan, while saying that it is "already executing" our ideas as part of its "proven plan"	× The incumbents have shown a willingness to **spend money on executive compensation and perks**, while **turning a blind eye to declining operational results and stockholder value destruction**
× Only after our nominations this year did management inexplicably decide to commit to a **hypothetical, conditional future process to sell Synalloy**	× The incumbent Board has absolutely **no record of accomplishment** and cannot point to anything it has done to create enduring value
× But less than a year ago, management **rejected a bona fide offer at a price that was more than 100% higher than the current market price**	× We believe **the incumbent Board and management are not capable** of pushing the business out of the ditch they drove it into

Synalloy's current leadership has indisputably failed stockholders as a steward of our capital, yet they are now asking us to "double down" on a losing hand



02.

MEANINGFUL CHANGE IS
REQUIRED AT SYNALLOY

SYNALLOY LEADERSHIP CANNOT RUN AWAY FROM ITS POOR PERFORMANCE



"You are what your record says you are"

- Bill Parcells

Two-time Super Bowl winning coach

THE CASE FOR CHANGE AT SYNALLOY STEMS FROM COUNTLESS FAILINGS

CHRONIC UNDER-PERFORMANCE

- x 293% share price underperformance vs. the NASDAQ 100 Non-Financial since Craig Bram was appointed CEO in 2011
- x 113% share price underperformance vs. the Russell 2000 since Craig Bram was appointed CEO
- x 44% share price underperformance vs. direct peer group over the past five years

MISERABLE OPERATIONAL EXECUTION

- x Adjusted EBITDA margin has fallen from 5.1% in 2011 to only 4.4% in 2019
- x Corporate costs have ballooned to a staggering $8.4 million in 2019, up 442% from only $1.5 million prior to Craig Bram's arrival
- x The Company has lost over $26 million from inventory pricing, almost 30% of its market cap

APPALLING MISMANAGEMENT

- x $164 million spent on acquisitions and capital expenditures since 2011 vs. a sub $100 million market cap
- x Using stockholder capital to purchase an interest in a corporate jet
- x Missing stated public guidance in four of past five years, including by over 60% in 2019

BROKEN GOVERNANCE & CULTURE

- x A Board with no demonstrable chemicals or metals leadership experience
- x A CEO with no industry, public company or even large organizational leadership experience
- x Excessive CEO pay averaging $1 million/year that strips out cash losses from bonus calculation

 **-293% Return**

Relative to the NASDAQ 100 Non-Financial since Jan. 2011

 **6.8x Leverage**

Ballooning debt and potential covenant breaches

1. <u>Note:</u> Stock performance calculated as of 12/31/2019
2. <u>Source:</u> Company filings

MANAGEMENT AND THE BOARD HAVE DESTROYED STOCKHOLDER VALUE

Synalloy's stock has materially underperformed the broader equity markets over CEO Craig Bram's tenure


Total Stockholder Return Since Craig Bram Became CEO
350.0%
300.0%
250.0%
200.0%
150.0%
100.0%
50.0%
0.0%
(50.0%)
01/24/2011
12/31/2012
12/31/2013
12/31/2014
12/31/2015
12/31/2016
12/31/2017
12/31/2018
12/31/2019
322.1%
142.2%
28.7%
SYNL
Russell 2000
NASDAQ 100 Non-Financial

Over 100% underperformance compared to the Russell 2000, and that was before the uncertainty created by the coronavirus

1. Note: Stock performance calculated as of 12/31/2019

SYNALLOY'S STOCK PRICE PERFORMANCE SIGNIFICANTLY LAGS PEER GROUPS

We firmly believe that Synalloy's drastic underperformance, during a period of historic economic growth and equity market appreciation, can be attributed directly to Mr. Bram's inability to oversee the execution of a viable strategy and the Board's failure to hold him accountable









1. Note: All performance periods ended 12/31/19

THE BOARD HAS FAILED TO CREATE LONG-TERM VALUE

Synalloy's incumbent Board has presided over dismal relative Total Stockholder Return


Murray Wright
(Since Apr. 2001)
Henry Guy
(Since Aug. 2011)
James Terry
(Since Aug. 2011)
Anthony Callander
(Since Apr. 2012)
Amy Michtich
(Since Apr. 2014)
Susan Gayner
(Since May 2016)
Jeffrey Kaczka
(Since May 2019)
29.3%
(562.8%)
(21.9%)
(21.9%)
(38.6%)
(27.8%)
(37.0%)

Relative Over/(Underperformance) vs. Closest Direct Peers

1. Note: All performance periods ended 12/31/19

CEO CRAIG BRAM HAS FAILED TO DELIVER TANGIBLE RESULTS DURING HIS LONG TENURE AT SYNALLOY

Before Mr. Bram took over in 2011, the Company, though smaller, was managed much more efficiently and generated real income for stockholders

Category	Average 2006-2010	Average 2011-2019
Revenue	$141.8 million	$200.3 million
SG&A	$9.4 million	$20.6 million
SG&A Margin	6.6%	10.3%
Net Income	$5.6 million	$1.8 million
Net Income Margin	3.9%	0.9%
CEO Compensation	$479,200	$965,900

When comparing Synalloy's results over the last decade, which may go down as one of the largest economic expansions of all time, against the prior five year period that includes the "Great Recession," it is ASTOUNDING that Mr. Bram has produced SO LITTLE for stockholders while earning *more than double the compensation* of the Company's previous CEO

1. Source: Company filings

CEO CRAIG BRAM HAS UNEQUIVOCALLY FAILED TO DELIVER ON HIS STATED LONG-TERM STRATEGY

In a public letter, Mr. Bram discussed his strategy for Synalloy upon his appointment as President and CEO in January 2011



"We determined that ***at a minimum****, Synalloy should* ***set a goal of $500 million in annual revenue*** *and* ***$60 million in EBITDA****. We believed that by achieving this goal,* ***our market cap could exceed $400 million****"*

$ in millions

10 Years Later… Complete Failure


Revenue
$500
$305
Goal January 2011
12/31/2019
EBITDA
$60
$13
Goal January 2011
12/31/2019
Market Cap
$400
$117
Goal January 2011
12/31/2019

1. Source: January 2015 letter to Eastern Corp, filed in 8-K on January 9, 2015

THE COMPANY IS IN A WORSE POSITION NOW THAN WHEN MR. BRAM TOOK OVER NINE YEARS AGO

Despite the acquisitions, Synalloy's progress towards Mr. Bram's stated goal is illusory, as the revenue base that he inherited has actually contracted



Contracting organic revenue combined with serial debt-fueled acquisitions has placed the Company in a precarious financial position

1. <u>Source</u>: Company filings

SYNALLOY IS CARRYING A MEANINGFULLY HIGHER DEBT LEVEL THAN ITS PEERS

Under current leadership, the Company is incredibly over-levered, both on an absolute basis and compared to its peers



Net Leverage Ratio

Mr. Bram has taken on piles of debt to pursue his failed "strategy"

- Synalloy 2019: 6.8x
- Olympic Steel: 5.3x
- Ryerson Holding Corp.: 5.1x
- Venator Materials: 3.5x
- Ingevity Corp: 2.8x
- Trecora Resources: 2.5x
- Universal Stainless: 2.3x
- Worthington Industries: 2.0x
- Hawkins Inc.: 1.2x
- Insteel Industries: 0.0x
- Northwest Pipe: 0.0x
- Synalloy 2010: 0.0x

Synalloy now sits at greater than twice the leverage Mr. Bram has publicly stated he is "comfortable with"

1. <u>Note:</u> Net Leverage Ratio = (Total Debt – Cash)/LTM Adjusted EBITDA
2. <u>Source:</u> Company filings

BALLOONING DEBT LEAVES STOCKHOLDERS AT RISK

We believe that keeping a balance of nearly 7x debt to EBITDA is incredibly dangerous for a business that operates in cyclical segments

- Even CEO Craig Bram acknowledges that operating at high leverage is dangerous – which is why he has publicly stated that stockholders should be uncomfortable with leverage of over 3x

Question: "Okay. And then can you just talk about where you would take the leverage to […] Would you take it above 3 times?"

CEO Craig Bram: "No, that's not an area we'd be comfortable with. If you look at during my tenure as CEO going back to 2011, our leverage is averaged about 1.75 times. […] But 3 times is not a level that we would be comfortable with again recognizing that our businesses are cyclical. **And while we don't see any signs at all of any softening in our end markets right now, we certainly don't want to go out and be sitting over 3 and then have things start heading south a little bit.**" [1]



If action is not taken immediately, Synalloy stockholders could be in grave danger

1. Source: Synalloy fourth quarter 2018 earnings call transcript

MANAGEMENT PROMOTES THE WRONG BEHAVIORS IN ITS ACQUIRED COMPANIES

Synalloy has structured its acquisitions to include earnouts that do not properly incentivize the desired financial results

- In Synalloy's past four acquisitions – SPT, both Marcegaglia units and American Stainless Tubing, Inc. – management structured multi-year <u>earnout payments that are 100% driven by division revenue, not any type of profitability metric</u>

- We are very concerned that, after being acquired by Synalloy, the <u>business unit leaders have no incentive to generate acceptable margins</u> on their incremental revenue

  – As Synalloy has shown, if not managed with a maniacal focus on operational efficiency, <u>cyclical businesses can very quickly produce deteriorating margins even on higher revenue</u>



PITTSBURGH BUSINESS TIMES

Marcegaglia galvanized tube business, property in Munhall bought for $20M

Synalloy Corp. announced the purchase of Marcegaglia's property and galvanized tube business in Munhall.

American Stainless Tubing, Inc.

> **We find it very concerning that the incumbent Board has repeatedly mishandled acquisitions, placing stockholder capital at risk without proper safeguards**

A DECADE OF SPENDING WITH NOTHING TO SHOW FOR IT...

Revenue growth through acquisitions and capital expenditures has not translated to material income growth or value creation for stockholders



Cumulative Spend vs. Market Cap. (12/31/2019)

Since Craig Bram took over as CEO, SYNL has spent ~$50 million more than its market capitalization

1. Source: Company filings

...DUE TO INDUSTRY LAGGING RETURNS

A singular focus on getting bigger at the expense of getting better has led to extraordinarily poor asset utilization



Synalloy Return on Average Assets

What's the purpose of spending stockholder money if the assets cannot be effectively operated?

1. Source: Public filings

DESPITE SIGNIFICANT REVENUE FROM ACQUISITIONS, MARGINS HAVE NOT IMPROVED...

After spending over $164 million on acquisitions and capital expenditures, EBITDA margins have declined compared to 2011



Revenue growth has failed to deliver the operating leverage that Mr. Bram promised stockholders

1. Source: Company filings

...EVEN AFTER ACQUIRING HIGHER MARGIN BUSINESSES

Since Mr. Bram became the Chief Executive Officer in January 2011, the Company acquired multiple high margin businesses, only to erode their value under Synalloy's ownership



SYNL Gross Margin vs. Target Gross Margin at Time of Acquisition

1. Source: Public filings

WHY HAVE COSTS CONTINUED TO RISE?

Selling, general and administrative expenses ("SG&A") as a percentage of revenue has risen during Mr. Bram's tenure even as Synalloy shifts toward what is essentially a "holding company" structure



At the operational level, it makes no sense that the Company would be unable to leverage its general and administrative costs

1. Source: Company filings

CORPORATE SPENDING IS OUT OF CONTROL

The incumbent Board and management team have overseen an astronomical increase in "unallocated" corporate expenditures that have driven Synalloy's margin issues

- In 2010, a year prior to Mr. Bram's appointment, the Company's annual "unallocated corporate expenses" stood at **$1.5 million**
- Since Mr. Bram's appointment, these "unallocated corporate expenses" have steadily ballooned and totaled **$8.4 million** in 2019



$ in millions

Annual Unallocated Corporate Expense
CAGR 2010-2019 > 20%
$1.5
$2.7
$3.2
$3.2
$3.2
$5.1
$5.8
$6.5
$7.9
$8.4
2010A
2011A
2012A
2013A
2014A
2015A
2016A
2017A
2018A
2019A

Revenue Growth vs. Total Corporate Expense Growth
174%
442%
2010A - 2019A
Total Revenue Growth
Total Corporate Expense Growth

Corporate costs have ballooned since Mr. Bram moved the headquarters to Richmond (over 275 miles from any Synalloy manufacturing facility) and began building a corporate infrastructure

PRIVET FUND | UPG

1. Source: Company filings

EXPENSES ADD UP QUICKLY WHEN YOU OWN AN AIRPLANE

Part of the reason for the out of control corporate cost structure is the Company's ownership interest in a Cessna jet





Synalloy owns an interest in a 7-8 seater jet that it **co-owns with a local real estate firm that Charmain Murray Wright is an investor in**

Aircraft Description			
Serial Number	650-7115	**Status**	Valid
Manufacturer Name	CESSNA	**Certificate Issue Date**	06/19/2019
Model	650	**Expiration Date**	06/30/2022
Type Aircraft	Fixed Wing Multi-Engine	**Type Engine**	Turbo-fan
Pending Number Change	None	**Dealer**	No
Date Change Authorized	None	**Mode S Code (base 8 / oct)**	52711207
MFR Year	2000	**Mode S Code (base 16 / hex)**	AB9287
Type Registration	LLC	**Fractional Owner**	NO

Registered Owner			
Name	N845BB PARTNERS LLC		
Street	4198 COX RD STE 201		
City	GLEN ALLEN	**State**	VIRGINIA
County	HENRICO	**Zip Code**	23060-3328
Country	UNITED STATES		

N845BB Partners LLC
c/o Lingerfelt CommonWealth Partners
4198 Cox Road, Ste 201
Glen Allen VA 23060 U.S.A.
Website : http://www.lingerfeltcommonwealth.com
Mr. Alan Lingerfelt
Member
804-270-0015
804-270-0775
info@LingerfeltCommonwealth.com
Mr. Craig Bram
President
864-585-3605
CBram@synalloy.com

1. Note: According to publicly available ownership records

MANAGEMENT HAS NO APPARENT OVERSIGHT OF PROFESSIONAL FEES

As one example, the Company has bafflingly chosen KPMG as its auditor—resulting in its audit costs nearly tripling over the past five years

2014 Audit Fees = <u>$508,250</u>	▪ From 2004 - 2015 Synalloy used *Dixon Hughes Goodman* as its auditor, which is one of the largest accounting firms in the Southeast and among the top 20 largest accounting firms in the nation ▪ In 2014 – the last year Synalloy employed *Dixon Hughes Goodman* – Synalloy's audit fees amounted to <u>half a million dollars</u>
2019 Audit Fees = <u>$1,636,379</u>	▪ In 2015, concurrent with relocating the headquarters to Richmond and building out a corporate infrastructure, Mr. Bram decided to retain one of the largest accounting firms in the world – *KPMG* ▪ Immediately, Synalloy's accounting fees doubled, and they have been steadily rising ever since – <u>reaching $1.6 million in 2019</u>
<u>321% Increase in Audit Fees!</u>	▪ In Synalloy's most recent proxy statement, *KPMG*'s 2019 audit fees were shown to be <u>more than 321%</u> of what they were prior to switching to *KPMG* only five years ago ▪ Audit costs have surely risen during the past five years, but nowhere close to this amount

As a $100 million market cap public company, Synalloy does not need to be paying for the same accounting firm that audits General Electric and Wells Fargo

1. <u>Note</u>: Universal Stainless ("USAP") the most recent public company that Mr. Bram had tried to acquire in what he deemed to be a "merger of equals" is roughly similarly sized to Synalloy; **USAP employs a mid-size auditing firm and its 2019 total audit fees were only $413,560**

A HISTORY OF SHOCKINGLY POOR OPERATIONAL PLANNING AND FORECASTING

The management team's apparent lack of understanding of the core business and its capabilities has not only led to poor strategic decision-making, but also a track record of repeated guidance misses


$ in millions
Management Adj. EBITDA Guidance
Detail on following page
60% Miss
31% Miss
67% Miss
23% Miss
$28.0 $28.0 $27.5 $21.0 $20.5 $19.4
$16.8 $16.8 $11.0 $5.5
$16.3 $16.3 $17.0 $17.0 $17.0 $12.5
$21.0 $19.9 $28.8 $37.0 $36.9 $34.1
$34.0 $34.0 $30.0 $30.0 $21.9 $21.6 $14.9 $13.5
1/9/2015 2/9/2015 4/27/2015 8/21/2015 8/21/2015 Actual
FY 2015
2/29/2016 5/9/2016 8/9/2016 Actual
FY 2016
3/14/2017 5/9/2017 8/8/2017 9/28/2017 11/7/2017 Actual
FY 2017
11/7/2017 3/13/2018 4/10/2018 8/7/2018 11/6/2018 Actual
FY 2018
1/4/2019 3/5/2019 4/26/2019 4/30/2019 6/19/2019 8/13/2019 11/12/2019 Actual
FY 2019
Initial Guidance
Guidance Revision
FY EBITDA Below Initial Guidance
FY EBITDA Above Initial Guidance

1. Source: Company filings

2019: ANOTHER ENORMOUS EARNINGS MISS

Synalloy's 60% miss in 2019 EBIDTA guidance was the culmination of a decade of bad practices and illustrates how out-of-touch management is with the business



1. <u>Source</u>: Company filings

2019: ANOTHER ENORMOUS EARNINGS MISS (CONT.)

1 *"**Synalloy's annual forecast for 2019, including the addition of ASTI's operations, calls for revenue of $340 million. Adjusted EBITDA is projected to total $34 million**. The Adjusted EBITDA forecast assumes no inventory profits in 2019 and represents a 24% increase over 2018's Adjusted EBITDA on a comparable basis."* [1]

2 *"The company is off to a great start in 2019 as each of our business units performed in line with or exceeded the first quarter forecast for both revenue and earnings. **As noted in the earnings release, we are reaffirming our guidance for 2019 and expect revenue totaling $340 million and adjusted EBITDA of $30 million.**"* [2]

3 *"Synalloy Corporation (Nasdaq: SYNL), today announced reduced guidance for the full year 2019 results. Net sales are now expected to total $329 million, down from the previous forecast of $340 million. **Adjusted EBITDA for the year is estimated at $22 million, down from the prior forecast of $30 million.**"* [3]

4 *"**With less than two months remaining in 2019**, we see no signs of improving demand in our end markets. Inventory levels in the welded stainless steel pipe market have normalized, which is a prerequisite for stronger order activity going forward, but is too late to provide any benefit to the current year. **We are now projecting Adjusted EBITDA for 2019 of approximately $15.0 million.**"* [4]

2020 Pre-Coronavirus Guidance...
Company Admits Limited Visibility & Minimal Progress

*"**The Company has limited visibility on the direction of the manufacturing economy in 2020...** We do not expect a recession in 2020, but we do anticipate a period of flat to softening demand across our more industrial focused markets. **2020 forecast includes: Sales - $295-$305 million, Adj. EBITDA - $17-$20 million including $5.4 million in inventory losses.**"* [5]

1. Guidance Press Release (01/04/19)
2. First Quarter 2019 Earnings Call
3. Updated guidance press release (6/19/19)
4. Third Quarter 2019 Earnings Release
5. Fourth Quarter 2019 Earnings Release

THE COMPANY IS INCAPABLE OF MANAGING ITS INVENTORY



Inventory Turns

- 200% as much relative capital tied up in inventory
- On average since 2011, ~2.0x less efficient in turning inventory into sales

Synalloy Corp: 3.1x (2011A), 3.1x (2012A), 3.5x (2013A), 2.8x (2014A), 2.3x (2015A), 2.0x (2016A), 2.6x (2017A), 2.5x (2018A), 2.6x (2019A)

Closest Direct Peers - Median: 5.5x (2011A), 4.9x (2012A), 4.5x (2013A), 4.8x (2014A), 4.9x (2015A), 4.8x (2016A), 4.7x (2017A), 4.7x (2018A), 4.7x (2019A)

Over/(Underperformance) vs. Closest Direct Peers Group	(2.4x)	(1.7x)	(1.0x)	(2.0x)	(2.6x)	(2.8x)	(2.0x)	(2.2x)	(2.1x)

By only turning its inventory approximately ~2.5x times per year over the past nine years, the Company has been dramatically exposed to fluctuations in raw material prices, causing it to incur significant cash losses

1. Source: Public filings

THE INABILITY TO EFFECTIVELY MANAGE INVENTORY HAS HAD DISASTROUS EFFECTS ON EARNINGS

The cumulative amount of Synalloy's earnings that have been lost to inventory pricing represents more than 21% of Adjusted EBITDA over the past nine years



$ in millions

Cumulative Inventory Pricing Loss

- $1.6 — 2011A
- $6.1 — 2012A
- $9.4 — 2013A
- $9.5 — 2014A
- $16.4 — 2015A
- $22.1 — 2016A
- $24.8 — 2017A
- $19.8 — 2018A
- $26.2 — 2019A

**Poor inventory management + commodity price speculation
=
OVER $26 MILLION IN CASH LOST**

SYNALLOY'S SPECIALTY CHEMICALS SEGMENT HAS BEEN COMPLETELY NEGLECTED BY MANAGEMENT

While management has failed to integrate acquisitions in the Metals Segment, the Specialty Chemicals Segment – which we believe is a tremendous asset – has been largely ignored

- Mr. Bram has acknowledged this in the past, noting that the Specialty Chemicals Segment is extremely stable, possessing little cyclicality and meaningful long-term relationships with large, well-capitalized customers

- But Synalloy's Specialty Chemicals Segment has failed to create any demonstrable value in the form of revenue or earnings growth over the past nine years

- The Specialty Chemicals Segment is full of untapped potential and presents a prime opportunity for value creation with proper oversight from a more capable leadership team



Synalloy Chemicals

Manufacturers Chemicals

CRItolling

ABSOLUTELY NO PROGRESS MADE IN SPECIALTY CHEMICALS IN NINE YEARS

Poor recent decision-making and no corporate support has resulted in the steady erosion of the Specialty Chemicals Segment's margins



- Following a sizable capital expansion in 2012 and the acquisition of CRI Tolling, LLC in 2013, the Specialty Chemicals Segment's margins have steadily eroded
- This negative trend has culminated in a significant decline over the past two years even though revenue has remained roughly in-line with historical averages
- Many of the past leaders of the Specialty Chemicals Segment, who participated in the growth in the earlier part of the decade, have been run off by Mr. Bram

THE SPECIALTY CHEMICALS SEGMENT HAS LOST SIGNIFICANT MARKET SHARE

Operating income has declined for five straight years, with 2019 results down over 60% from peak levels in 2014



1. Source: Company filings

THE INCUMBENT BOARD HAS FAILED TO SERVE AS AN EFFECTIVE CHECK ON SYNALLOY'S MANAGEMENT

Why has the Board remained idle as an unqualified management team continues to destroy stockholder value?

- Other than a previous relationship with Chairman Murray Wright, we have found no objective qualifications that would have convinced the Board to hire Craig Bram as CEO

- In the event that the Board, somehow, did not understand Mr. Bram's inabilities, his reckless spending – including the Company's ownership interest in a jet – should have served as a warning sign that the Board continuously ignored

- Unfortunately, not only has the Board failed to take decisive action to correct its mistake in hiring Mr. Bram, but it has paid him handsomely – including a bonus every single year he has been CEO – even though performance has repeatedly and drastically missed stated goals

We feel the incumbent Board has shown a shocking lack of good judgment in appointing an inexperienced and unqualified CEO, letting him spend stockholder capital while he mismanages the Company's assets and then paying him handsomely for the lack of results

CEO CRAIG BRAM LACKS RELEVANT EXPERIENCE

Other than previously working for the Chairman, we struggle to see how Mr. Bram was qualified to become the CEO of Synalloy at the time of his hire

- Synalloy CEO Craig Bram was brought to the Board in 2004 by Chairman Murray Wright

- At the time, Mr. Bram worked for Mr. Wright as the CEO of Bizport, Inc., a "document management company", where Mr. Wright was also the Chairman (not disclosed in Synalloy proxy)

- Mr. Bram's most recent employers prior to taking over Synalloy
  - "Document management company" (Bizport)
  - Mediation consulting company (McCammon Group)
  - Electronic billing company (TrialNet)
  - Investment advisory firm (Horizon Capital Management)
  - National litigation firm (undisclosed)

BIZPORT BOARD OF DIRECTORS

Principal Information

Title	Director	Name	Address	Last Updated
President	No	GLENN CHILDRESS	9 N 3RD ST, RICHMOND, VA, 23219 - 0000, USA	02/12/2018
	Yes	CRAIG C BRAM	9 NORTH THIRD ST, RICHMOND, VA, 23219 - 0000, USA	02/12/2018
Secretary	Yes	ROBERT A PEAY	9 N 3RD STREET, RICHMOND, VA, 23219 - 0000, USA	02/12/2018
CHAIRMAN	Yes	MURRAY H WRIGHT	9 NORTH THIRD ST, RICHMOND, VA, 23219 - 0000, USA	02/12/2018

PRIVET FUND | UPG STRONGER TOGETHER

MR. BRAM'S PREVIOUS "MANAGEMENT EXPERIENCE" WAS AT A SMALL SIGN PRINTING SHOP

Other than working with Murray Wright, what about running Bizport might qualify one for running a public metals and chemicals company?

- Prior to becoming CEO of Synalloy, Mr. Bram was the CEO of Bizport, Inc. from 2002 until 2010, nearly nine full years
  - The three current members of the Board of Directors of Bizport are Murray Wright (Synalloy Chairman), Craig Bram (Synalloy CEO) and Robbie Peay (Synalloy General Counsel)
  - Murray Wright has been the Chairman at Bizport since 1987!

- It appears that Bizport is a sign printing shop
  - At the time that Mr. Bram was the CEO (for nine years), Bizport had two locations and fewer than 50 workers
  - Bizport's main business is designing, printing and copying signs and direct mailers

How does being the CEO of a print shop, that happens to have the same Chairman as Synalloy, qualify Mr. Bram to run a $300 million [1] public metals and chemicals company?


BIZPORT

1. Note: Refers to the Company's FY 2019 reported revenue

EVEN THOUGH HE'S UNQUALIFIED AND HAS FAILED TO CREATE VALUE, THE BOARD STILL REWARDS HIM

Despite over $26 million in cumulative cash losses from poor inventory management, Mr. Bram's incentive compensation metrics specifically exclude these losses

Summary of 2018 Key Compensation Decisions

Also, the Committee approved the calculation of the same performance metric that has been utilized since the 2016 Incentive Plan and is used to calculate certain components of both the short-term cash and long-term equity incentives. Consistent with prior years incentive plans, the 2019 Incentive Plan defined the "Performance Metric" as Adjusted EBITDA before incentives and excluding inventory gains and losses, metal price change gains and losses, inventory cost adjustments, aged inventory adjustments, and manufacturing variances.



1. Note: 2011 Compensation excludes ~$1.1 million in stock option awards
2. Source: Company filings

LACK OF PROPER DISCLOSURES REGARDING DIRECTOR RELATIONSHIPS

Synalloy failed to disclose director Susan Gayner's relationship to the Company's largest stockholder at the time of her appointment

At the time Susan Gayner was appointed to the Board in 2016, Synalloy's largest stockholder was Markel Corp, a Richmond-based holding company owning 9% of Synalloy

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Markel Corporation 4521 Highwoods Parkway Glen Allen, VA 23060-3382	785,343	9.09
Royce & Associates, LLC 745 Fifth Avenue New York, NY 10151	563,233 (1)	6.52
Van Den Berg Management, Inc. 805 Las Cimas Parkway, Suite 430 Austin, TX 78746	533,424 (2)	6.17

- Ms. Gayner is the spouse of Tom Gayner, the Co-CEO of Markel Corp, but **this did not appear anywhere in Synalloy's proxy statement**
- Further, Ms. Gayner is also the CEO of ParkLand Ventures, which is a company that is wholly owned by Markel's investment arm, Markel Ventures

Name, Age, Principal Occupation, Other Directorships and Other Information	Director Since
Susan S. Gayner, age 54 Ms. Gayner was named CEO and President of ParkLand Ventures, Inc., an owner-operator of multi-family housing communities in nine states, in May 2014. From October 2010, Ms. Gayner served as the COO of ParkLand, and was Vice President from May 2009. Ms. Gayner is a chemical engineer and holds an MAI designation (currently inactive). Prior to ParkLand, she served as an independent MAI and held various manufacturing and quality assurance roles with DuPont Company and Hercules, Inc.	Nominee

The repeated lack of disclosures surrounding Ms. Gayner's relationship with the Company's large, multi-year stockholder (located down the street from Synalloy) is incredibly alarming

PRIVET FUND UPG

1. Source: https://www.sec.gov/Archives/edgar/data/95953/000009595316000166/synlproxy-2016xdef14a.htm

ADDITIONAL UNDISCLOSED DIRECTOR RELATIONSHIPS AT SYNALLOY

Prior to joining the Board in 2012, Anthony Callander worked at Ernst and Young



While employed at Ernst and Young, Mr. Callander was the audit partner on Synalloy's account

According to the Company's proxy materials, Jeffrey Kaczka joined the Synalloy Board in 2019



We see no mention of the fact that Mr. Kaczka previously served on the Board for fewer than four months in 2011 prior to resigning

1. Note: Ernst & Young served as Synalloy's auditor prior to Dixon Hughes Goodman, from 1998-2003

MANAGEMENT IS SHAMELESSLY HIDING BEHIND THE PANDEMIC TO REMAIN ENTRENCHED

Contrary to management's assertions, there is minimal operational or financial risk associated with electing our slate – in fact, the pandemic intensifies the urgency to save Synalloy from its current trajectory

FAKE RISK #1

Management should get a pass until things "stabilize" after the pandemic

- Synalloy leadership has the Company completely over-levered and on the brink of debt defaults
  - Mr. Bram has zero relevant chemicals or metals operational experience, has never led a company the size of Synalloy in any industry and formerly led a retail printing shop
- **We are very concerned that, if the market environment continues to weaken, Synalloy's equity value may never recover under the unqualified incumbent Board and management team**

FAKE RISK #2

Current management is critical to the Company's operations

- Synalloy is organized as a holding company, with the corporate staff in Richmond over 275 miles away from any of the Company's operations
  - Under our plan, all business unit leaders would remain at the Company – only the corporate office would see immediate changes
- **There will be zero negative consequences for operating employees, suppliers or customers and we expect our election to the Board to be met with excitement among long-suffering stakeholders**

The real risk for stockholders would be to not take any corrective action and hope that the trajectory of value destruction that was occurring during the favorable market environment of the past decade does not accelerate during uncertain times ahead



03.

OUR SLATE OF NOMINEES
AND PROPOSED INTERIM CEO

OUR NOMINEES



ANDEE HARRIS

- ✓ Founder and Chief Executive Officer of Franklin Heritage, LLC
- ✓ Adjunct Professor at Northwestern University's Kellogg School of Management
- ✓ Formerly the Chief Executive Officer of HighGround Enterprise Solutions Inc., which she successfully sold to Vista Equity Partners in 2018
- ✓ Named one of Chicago's most successful technology entrepreneurs and as a Notable Woman in Manufacturing by Crain's Chicago Business in 2020

Ms. Harris will fill gaps in the boardroom with her wide-ranging technology, marketing, sales and human resources expertise as we look to hold management accountable and create a coherent culture at Synalloy



CHRIS HUTTER

- ✓ Co-Founder and Manager of UPG
- ✓ Oversees operations and strategic initiatives at both the holding company and portfolio company levels
- ✓ Has extensive experience in large scale acquisitions, transaction structuring, and business operations and integration across the steel, metals and manufacturing industries
- ✓ Oversaw UPG's revenue growth to $725 million in just five years of operation

Mr. Hutter's extensive industry expertise through his direct operational experience across metals, manufacturing and distribution will make him a valuable addition to the Board as we look to improve the relevant operating experience of the directors



ALDO MAZZAFERRO

- ✓ Managing Partner and Director of Research at Mazzaferro Research, LLC, a steel industry research boutique firm
- ✓ Served as a Managing Director and the Senior Steel & Metals Research Analyst at Macquarie Capital (USA) Inc.
- ✓ Has held a number of senior roles focused on the steel and metals verticals at leading buy-side and sell-side firms

Mr. Mazzaferro's exceptional industry expertise and relationships from his long and distinguished career analyzing the metals industry will help address the Metals Segment's margin deterioration and effectively manage the Company's commodity exposure

OUR NOMINEES



BEN ROSENZWEIG

- ✓ Partner at Privet Fund Management LLC, an investment firm focused on event-driven and value-oriented investments

- ✓ Robust corporate governance expertise based on service on numerous public and private company boards of directors

- ✓ Expertise in M&A, restructurings, capital formation transactions and similar financial advisory engagements across several industries

> *Mr. Rosenzweig's financial and strategic oversight expertise and board-level experience will help the Company enact effective capital allocation policies and create a viable, long-term strategy for enhancing stockholder value*



JOHN P. SCHAUERMAN

- ✓ Former Executive Vice President of Corporate Development at Primoris Services Corporation

- ✓ Has held multiple c-level executive roles and directorships at successful construction and infrastructure companies

- ✓ Wide-ranging corporate governance experience through several private and public company boards of directors across B2B sectors

> *Mr. Schauerman's 30 years of professional experience as a senior executive along with his public board experience will enable him to assist the Board in improving operational processes and increasing functional efficiency*

ENDORSEMENTS FOR OUR NOMINEES

ANDEE HARRIS



" *Andee Harris is an outstanding thought leader and influencer in organizational dynamics and **corporate culture**. She has taken multiple start-ups through significant growth and has achieved multiple accolades for the culture she builds, including Chicago Tribune's 'Best Places to Work.' Andee understands the business **value of a strong culture and dynamic work environment** and would contribute that knowledge as a **valuable board member**.* "

Don Sweeney, Founder and Chief Executive Officer, Ashling Partners

CHRIS HUTTER



" *Chris has an **innate ability to create value**. He has demonstrated that skill through **successful organic growth** and strategic acquisitions. He has a passion for his employees and **knows how to lead a very diverse group of people and assets on a global basis**. His ability to integrate market data combined with his financial expertise, make him a **valuable resource** within his own companies, his position on various boards or serving the community.* "

Ian Kieninger, Chief Executive Officer, Avant Communications

" *Chris and I were former business partners and we were able to **achieve double digit growth YOY in a business that had significant macro and micro challenges** when we purchased the business. He was **deliberate and considerate** in his business process from concept thru execution and completion. I believe Chris would **enhance any board dynamic with his experience and integrity.*** "

Bob Heniff, Chief Executive Officer, Heniff Transportation Systems, LLC

ENDORSEMENTS FOR OUR NOMINEES

ALDO MAZZAFERRO



> **"** *I have a very high regard for [Aldo Mazzaferro's] **knowledge of the steel industry** in particular and the metals industry more generally. What I think is unique about Aldo is the many **different perspectives he brings in the metals industry**. Starting as a well-recognized research analyst, he had to dissect the industry and understand it well enough to comment on industry trends and company specific factors.* **"**

Peter Matt, Chief Financial Officer, Constellium (NYSE: CSTM)

BENJAMIN ROSENZWEIG

> **"** *As our **'voice of the shareholder' on our board**, I can always count on Ben to bring us back to **shareholder value creation** as our touchstone as we make decisions. In his role as shareholder advocate, I can count on him to be vocal but not verbose and I always know where he stands on an issue. Perhaps the highest recommendation I can provide is that Ben is a 'what you see is what you get' person with an **authentic drive to leave things better than how he finds them.*** **"**



Mike Willoughby, Chief Executive Officer, PFSweb, Inc. (NASDAQ: PFSW)

JOHN SCHAUERMAN



> **"** *I have known and worked with John Schauerman for over 30 years, initially as a colleague, and more recently as a co-member of the Board of Directors of Wedbush Securities, Inc. He is an accomplished finance executive and has been a **voice of reason in the boardroom**. He was a **valued contributor in our Board meetings**, and he would be an **asset to any Board**.* **"**

Eric Wedbush, Chief Executive Officer, Wedbush Inc.

OUR SLATE HAS SUPERIOR QUALIFICATIONS RELATIVE TO THE INCUMBENT BOARD

In contrast to the incumbent directors, our director candidates bring the skills and experience necessary to constitute a well-rounded Board that can effectively lead Synalloy

	Prior Relevant C-Suite Experience	Prior Chemicals Management Experience	Prior Metals Management Experience	Prior Public Board Service	Sizable Stockholder Representative
Andee Harris	✓	X	X	X	X
Christopher Hutter	✓	X	✓	X	✓
Aldo Mazzaferro	✓	X	✓	X	X
Benjamin Rosenzweig	X	X	X	✓	✓
John P. Schauerman	✓	X	X	✓	X
Craig Bram	X	X	X	X	X
Anthony Callander	X	X	X	X	X
Susan Gayner	X	X	X	✓	X
Henry Guy	X	X	X	✓	X
Jeffrey Kaczka	✓	X	X	X	X
Amy Michtich	✓	X	X	X	X
James Terry	X	X	X	X	X
Murray Wright	X	X	X	X	X

AN UPGRADE IN LEADERSHIP DURING A TRANSITION PERIOD

If our contest is successful, Chris Hutter will serve as interim CEO during a transition period and is extremely well-equipped to manage Synalloy



CHRIS HUTTER

- ✓ Prior c-level experience
- ✓ Proven track record of overseeing operations and strategic initiatives at both the holding company and portfolio company level
- ✓ Significant operational capabilities across steel and metals businesses
- ✓ Successful high-growth operator of eight premier industrial companies across the metals, manufacturing, distribution and logistics sectors



CRAIG BRAM

- x No prior relevant c-level experience
- x Has never previously served on a public company board
- x No prior experience in the metals or chemicals sectors
- x No track record of successfully operating industrial companies

Not only is Chris Hutter highly qualified to serve as interim CEO, but he will also have the close guidance and assistance of our other experienced and well-rounded nominees who are committed to proactively contributing their domain expertise

MR. HUTTER BUILT UPG INTO THE COMPANY THAT MR. BRAM WISHES SYNALLOY HAD BECOME

In under a decade, Chris Hutter has helped UPG achieve impressive growth, operational excellence and a top supply chain network

UPG'S GROWING BUSINESS FOOTPRINT

- Operates **8 businesses** across metals, manufacturing, distribution and logistics

- Boasts **$725 million+** in annual revenue - ~2.5x Synalloy's revenue

A ROBUST DISTRIBUTION NETWORK

- More than **3 million** square feet of warehouse space under roof

- A fleet of **200+** available trucks
  - Owning trucks and trailers ensures on-time delivery and flexibility

- **18** Production Facilities and Service Centers Across North America

- Redundant **machine capabilities** ensure job completion in the event of any location-specific downtime

ELITE MANUFACTURING PROWESS

- Processes more than **1 million** tons of flat roll and long products each year

- UPG's acquisition during Q4 2019 of underperforming *Morton/Metalex* has since improved its manufacturing and on-time delivery from **68%** pre-acquisition to **98%** as of March 2020

- UPG's *Lamination Specialties* has grown to over **300,000** square feet of Efficient Manufacturing Space designed to produce the highest quality electrical steel laminations and has over **40** *high-speed presses* with the capacity to produce over **100 million** pounds of laminations annually

- UPG's *National Metalwares* has **60 years** of progressive manufacturing and fabrication experience, focusing on technical development, statistical process controls and high-quality engineering



04.

OUR PLAN TO STRENGTHEN SYNALLOY

OUR PLAN TO CREATE ENORMOUS STOCKHOLDER VALUE

Our slate has spent months developing a comprehensive plan that will enable us to deliver up to <u>$25 per share in near-term value</u> to long-suffering Synalloy stockholders



PRIORITY #1

Immediate Strategic Revenue Opportunities

- ✓ Utilize extensive experience to drive cross-selling opportunities across metals business units
- ✓ Implement targeted sales tactics within the Chemicals Segment to increase volume and utilization

PRIORITY #2

Operationally-Focused Gross Profit Enhancements

- ✓ Unlock supply chain savings under coordinated logistics strategy
- ✓ Improve inventory management
- ✓ Realize manufacturing efficiencies
- ✓ Restructure plant-level accounting policies and incentive compensation

PRIORITY #3

Remove Non-Economic, Wasteful SG&A Spending

- ✓ Eliminate non-essential, discretionary spending
- ✓ Dramatically decrease support service costs
- ✓ Reduce bureaucracy and enhance culture of data-driven decision making

PRIVET FUND   UPG

MEANINGFUL VALUE CREATION THROUGH PLAN EXECUTION

There is a clear path for Synalloy's stock to trade up to $25 per share in the next 18 months with the implementation of our plan

$ in millions

Pro-Forma Adj. EBITDA Bridge


$13.5
$3.2
$19.9
$6.8
$43.4
2019 Reported Adj. EBITDA
Revenue Opportunity
COGS Opportunity
SG&A Opportunity
2019 Pro-Forma Adj. EBITDA
Detail on Following Page

2019 PF Adj. EBITDA	**$43.4 million**
Market Multiple[1]	7.0x
Enterprise Value	$303.8 million
(-) Net Debt	($77.7 million)
Equity Value	$226.1 million
Shares Outstanding	9.1 million
Potential Share Price	**$24.96**

PRIVET FUND | UPG STRONGER TOGETHER

1. 7.0x is the current median market valuation of the Company's closest direct peer group. This group consists of WOR, USAP, ZEUS, IIIN, NWPX, RYI, HWKN, VNTR, TREC, and NGVT.

OUR DETAILED ANALYSIS: SUBSTANTIAL OPPORTUNITIES EXIST TO IMPROVE SYNALLOY'S PERFORMANCE

We believe there is a $30 million EBITDA improvement opportunity through a renewed focus on operational execution



$ in millions

Detailed Pro-Forma Adj. EBITDA Bridge

$30 million EBITDA Opportunity

WE SEE A PATH TO IMPROVING EBITDA BY $30 MILLION PER YEAR

Management has suggested that it can cut only $6 million of costs, but we believe this is meaningfully lower than what is NEEDED and is ACHIEVABLE

Major Initiatives	Details	EBITDA Potential
Metals Partnership Revenue	▪ As a small-scale manufacturer, Synalloy businesses can be at a disadvantage when selling to larger distributors and end-users ▪ Synalloy has been unable to effectively cross-sell complementary products following acquisitions ▪ We see an opportunity to sell certain Synalloy products through UPG's distribution network	**$2.6 million**
Chemicals Capacity Utilization	▪ Continued volume erosion has led to meaningful underutilization at the Company's Specialty Chemicals Segment ▪ Synalloy's toll manufacturing unit has low margins and is dependent on capacity utilization and cost controls for effective returns ▪ Limited new product development and ineffective selling strategies has resulted in a 54% drop in income over the past five years ▪ We see an opportunity to aggressively communicate the segment's value proposition and recruit sales resources with targeted market knowledge	**$0.7 million**
Supply Chain Savings	▪ At its small size, Synalloy wields no purchasing power with its vendors ▪ The Company's outsourced freight and logistics strategy appears unsophisticated and cobbled together in a haphazard fashion ▪ Opportunity for volume discounts, procurement rebates and leveraging UPG's in-house freight network to realize savings on overlapping routes	**$2.6 million**
Inventory Management	▪ Synalloy manages its inventory roughly half as effectively as peers, resulting in "inventory pricing losses" nearly every year ▪ Most of the excess inventory can be traced back to poor sales and operations planning, inefficient plant logistics and an ineffective procurement process ▪ We see an opportunity to utilize UPG's complementary footprint to lower lead times and reduce in-stock amounts to improve inventory management effectiveness	**$5.8 million**

WE SEE A PATH TO IMPROVING EBITDA BY $30 MILLION PER YEAR (CONT.)

Management has suggested that it can cut only $6 million of costs, but we believe this is meaningfully lower than what is NEEDED and is ACHIEVABLE

Major Initiatives	Details	EBITDA Potential
Manufacturing Efficiency	▪ The Company's gross margins are meaningfully below peers, with one cause being very low productivity per employee ▪ There do not appear to have been investments in site organization and plant utilization initiatives ▪ We see an opportunity to improve process flows in order to reduce bottlenecks while lowering cycle times through investments in training manufacturing leaders	**$11.5 million**
Corporate Overhead	▪ Synalloy's SG&A costs are meaningfully above peers, due to high corporate spend and resultant inefficiencies ▪ SG&A margins have risen >400bps during Mr. Bram's tenure, to 10.7% of revenue, even as revenue has more than doubled ▪ We believe we can leverage UPG's knowledge and support structure to receive better administrative services at a fraction of the current spend	**$4.4 million**
Manufacturing Support	▪ The Company's cost structure points to duplicative support functions within its manufacturing and production processes ▪ We expect that the bloated managerial structure has made its way to the plants, with too few line-level employees to managers ▪ We believe we can reduce the reporting burden on plant managerial staff, freeing them up to focus solely on operational and field level KPIs	**$2.4 million**
Total		**$30.0 million**

PRIVET FUND   UPG

PRIORITY #1: STRATEGIC REVENUE OPPORTUNITIES

In contrast to the lack of organic growth over the past decade, we see a clear path to realize rapid incremental revenue and effectively grow Synalloy's in-place assets


$ in millions
No Organic Revenue Growth in 9 Years
$170.6
$305.2
$153.4
$151.8
11% Decline
2011
2019
Organic Revenue
Acquired Revenue

Our slate will focus on immediate revenue opportunities to improve near-term financial results, while longer-term strategic growth initiatives are developed

1. Source: Company filings

PRIORITY #1: STRATEGIC REVENUE OPPORTUNITIES

We see near-term opportunities for Synalloy to increase revenue through a partnership with UPG

- Many of Synalloy's pipe and tube products are complementary to those of UPG's portfolio companies and can be sold through UPG's distribution network:
    - Full line of ornamental tubing to OEM customers
    - Stainless tubing to both OEMs and fabricators
    - Heavy-wall products to OEM agricultural customers

- UPG's customer base is meaningfully broader than Synalloy's and, as interim CEO, Chris Hutter can leverage UPG's strong relationships to broaden Synalloy's customer reach with minimal incremental selling effort
- We estimate that the Company can immediately realize $15 million of near-term added revenue through selling in partnership with UPG
    - We expect that this additional revenue would flow to the bottom line at approximately 15%, which is the estimated blended gross margin of these specific products



Additional Revenue and Associated EBITDA

$15.3

~15% flow through

$2.6

Incremental Revenue   Incremental EBITDA

$ in millions

PRIORITY #1: STRATEGIC REVENUE OPPORTUNITIES

We believe we can increase volume at Synalloy Chemicals to 2014-2015 levels

- There is a meaningful amount of unused capacity at the Specialty Chemicals division that can be unlocked through targeted selling efforts

- Due diligence shows that CRI Tolling, the Company's Chemicals operation in South Carolina, is materially underutilized
  - Tolling produces chemicals where raw materials are owned by the customer, making it a low-margin business that is dependent on capacity utilization and cost controls to generate acceptable margins and returns

- Synalloy has done a very poor job of leveraging its historic competitive advantages (cost and location) and, due to poor cost controls, has fewer selling strategies other than competing in a race to the bottom on price

- Our plan to aggressively communicate the Chemicals Segment's value proposition includes: 1) identifying new products and new industries (e.g. agriculture, healthcare, personal care), and 2) recruiting new sales resources with specific market and chemistry knowledge



CRI Tolling, LLC (Google images)

Our plan contemplates just over $6 million in incremental chemical revenue, flowing to EBITDA at a 10% margin

PRIORITY #1: STRATEGIC REVENUE OPPORTUNITIES

We believe our revenue growth strategy can bear fruit immediately

With Chris Hutter as Interim CEO, we believe we can quickly increase organic revenue by $22 million, resulting in EBITDA flow through of $3.3 million

Near Term Metals Revenue Opportunity	$2.6 million
Specialty Chemicals Volume Opportunity	$0.7 million
Total Organic Growth EBITDA Opportunity	**$3.3 million**

Though we expect to be able to realize meaningfully greater revenue opportunities through our involvement, we feel very confident that we will achieve the expected results within our first 18 months

PRIORITY #2: OPERATIONAL PROFIT ENHANCEMENTS

Our slate has identified operationally-focused profit opportunities that can reverse Synalloy's crumbling margins



2019 Gross Margin Comparison

- Olympic Steel Inc: 18.9%
- Ryerson Holding Corp: 18.4%
- Hawkins Inc: 17.2%
- Northwest Pipe Co: 16.9%
- Trecora Resources: 14.9%
- Worthington Industries Inc: 12.8%
- Synalloy 2010: **11.4%**
- USAP: 11.4%
- Venator Materials PLC: 11.2%
- Synalloy 2019: 10.1%
- Insteel Industries Inc: 6.6%

Margin deterioration during Mr. Bram's tenure

We see a tremendous opportunity for Synalloy to improve gross margins by over 600bps, moving them in-line with the Company's peer group

1. <u>Source</u>: Company filings

PRIORITY #2: OPERATIONAL PROFIT ENHANCEMENTS (CONT.)

There is an opportunity for Synalloy to improve its supply chain by unlocking meaningful purchasing and logistics savings

Vendor Savings

- Volume discounts through bundling
  - Conversion to co-op based supply chain agreement can save up to 1% on materials
- Rebates through coordinated procurement
  - Expect additional purchasing power to increase rebates by ~$10/ton
- Scrap and working capital savings



$1.8 million in savings

Logistics Savings

- Optimize freight lane utilization
- Utilize UPG's in-house freight network for route overlap
- Partner with UPG on LTL bulk commitment freight contracts to drive down costs



$0.8 million in savings

We estimate the Company can save over $2.6 million per year through improved purchasing and smarter logistics spend

PRIORITY #2: OPERATIONAL PROFIT ENHANCEMENTS

We have a plan to dramatically reduce Synalloy's exposure to commodity prices as part of our overall inventory management and supply chain initiatives

Synalloy manages its inventory roughly half as effectively as its peers...



resulting in the Company losing money attributable to "inventory pricing losses" in eight of the nine years of Craig Bram's tenure, <u>totaling nearly $3 per share in cash squandered</u>

Inventory Turns



Cumulative Inventory Pricing Loss

$ in millions



1. <u>Source</u>: Company filings

PRIORITY #2: OPERATIONAL PROFIT ENHANCEMENTS

Mr. Hutter's and UPG's operational knowledge and extensive footprint can dramatically improve inventory efficiency

Demand Management

- Sales and operations planning
- Warehousing optimization
- Internal plant logistics

 

Procurement Strategy

- Systematic evaluation of supplier base
- Can purchase certain commodity inputs directly from UPG



Collaboration with UPG

- Utilize UPG's complementary footprint to lower delivery times and reduce in-stock amounts
- Employ strategic commodity hedging to reduce inventory value fluctuations



$5.8 million in savings

We believe our plan (which is standard operating procedure at each of UPG's eight companies) can substantially improve Synalloy's historically poor inventory practices

PRIORITY #2: OPERATIONAL PROFIT ENHANCEMENTS

Our multi-faceted plan will allow Synalloy to realize considerable manufacturing efficiencies

Manufacturing Efficiencies

- Lean manufacturing
  - Full analysis of production planning and scheduling to optimize labor
  - Strict productivity per employee guidelines to ensure we are meeting best practices
- Site organization and plant utilization
  - Process flow baselines and oversight in order to remove bottlenecks
  - Overall equipment effectiveness ("OEE")
  - Lowering cycle times while also decreasing the costs associated with poor quality
- People management and performance governance
  - Investing in training and continued education for manufacturing leaders








$11.5 million in savings

> **We are confident in our ability to achieve ~$12 million in operational savings by leveraging industry best practices that Chris Hutter has successfully implemented**

PRIORITY #2: OPERATIONAL PROFIT ENHANCEMENTS

Our plan can increase Synalloy's gross margins from 10.1% to 16.7%


Gross Margin Comparison
18.9%
18.4%
17.2%
16.9%
16.7%
14.9%
12.8%
11.4%
11.4%
11.2%
10.1%
6.6%
Our plan brings gross margins right in-line with peer averages at 16.7%
Olympic Steel Inc
Ryerson Holding Corp
Hawkins Inc
Northwest Pipe Co
Pro Forma Synalloy
Trecora Resources
Worthington Industries Inc
Synalloy 2010
USAP
Venator Materials PLC
Synalloy 2019
Insteel Industries Inc

Supply Chain Opportunity	$2.6 million
Inventory Management Opportunity	$5.8 million
Manufacturing Efficiency Opportunity	$11.5 million
Total Organic Growth EBITDA Opportunity	**$19.9 million**

660bps improvement

1. Source: Public filings

PRIORITY #3: ELIMINATE WASTEFUL SPENDING

Poor cost management has prevented Synalloy from capitalizing on its growing scale to drive stockholder value



SG&A margins have risen 430bps during Mr. Bram's tenure, *even as revenue has more than doubled*

1. Source: Company filings

PRIORITY #3: ELIMINATE WASTEFUL SPENDING

Implementing administrative best practices can allow Synalloy's business unit managers to receive better support services that can be used to drive effective decision making at their businesses – all at a fraction of the current spend



Facility Costs and Executive Expenditures

- Sell the corporate jet
- Sublet excess real estate
- Eliminate redundant executive positions

IT, Legal and HR

- Reduce in Synalloy ERP and related user spend
- Prioritize network and communication savings
- Combine benefits platforms

$4.4 million in savings

Finance, Accounting and Insurance

- Realize reduction in audit costs from new RFP
- Lower bank costs/fees
- Utilize UPG relationships to reduce D&O, worker's comp and general liability spend

PRIORITY #3: ELIMINATE WASTEFUL SPENDING

As part of our plan to bring operational best-practices to Synalloy's manufacturing facilities, we expect to be able to reduce duplicative support functions within production processes

- Strategic plant footprint optimization can result in greater leverage of back office functions

- Line-level network analysis will likely yield a bloated managerial organization with too few line-level employees to managers

- Shared services agreement has the potential to dramatically reduce reporting burden on facility managerial employees

  – This frees up plant managers to focus solely on operational and service-level KPIs rather than administrative work

- Opportunity to scrutinize and dramatically improve ROI from R&D spend



$2.4 million in savings

We believe that we can reduce SG&A costs within the manufacturing footprint while preserving (or improving) productivity among line-level employees

PRIORITY #3: ELIMINATE WASTEFUL SPENDING

Synalloy will have its own administrative employees; however, for certain cost-effective back office functions we can utilize a shared services agreement with UPG where necessary and cost effective, enabling Synalloy to receive meaningfully better value from these services at a fraction of its current spend



Back Office		Strategic Shared Services
Disconnected from business vision	▶	Aligned to business vision
Internally focused	▶	Customer focused
Workload orientation	▶	Performance Oriented
Department focus	▶	Process Aligned
Administrative focus	▶	Service and performance culture
Cost center	▶	Profit center
Maintain status quo	▶	Continuous improvement

Our plan can dramatically streamline corporate overhead

PRIORITY #3: ELIMINATE WASTEFUL SPENDING

We believe our plan can reduce Synalloy's SG&A spend from 10.7% to 8.1%


Pro-Forma SG&A Margin Comparison
Our plan brings SG&A margins directly in-line with peer group averages at 8.1%
Still less efficient than 2010 levels (pre-CEO tenure)
14.1%
Ryerson Holding Corp
12.6%
Ingevity Corp
10.7%
Synalloy 2019
10.6%
Hawkins Inc
9.4%
Trecora Resources
9.0%
Worthington Industries Inc
8.5%
Venator Materials PLC
8.4%
USAP
8.1%
Pro Forma Synalloy
6.7%
Olympic Steel Inc
6.6%
Northwest Pipe Co
6.4%
Synalloy 2010
5.4%
Insteel Industries Inc

Corporate Overhead Opportunity	$4.4 million
Manufacturing Support Opportunity	$2.4 million
Total SG&A Opportunity	**$6.8 million**

260bps improvement

1. Source: Public filings

OUR THREE-PRONGED STRATEGY CAN UNLOCK UP TO ~$25 PER SHARE IN THE NEAR-TERM

Synalloy has tremendous potential under new leadership with a fresh plan

Plan Overview

✓ **Prioritize Immediate Strategic Revenue Opportunities**
- Utilize extensive experience to drive cross-selling opportunities across metals business units
- Implement targeted sales tactics within the Chemicals Segment to increase volume and utilization

✓ **Pursue Operationally-Focused Gross Profit Enhancements**
- Unlock supply chain savings under coordinated logistics strategy
- Improve inventory management
- Realize manufacturing efficiencies
- Restructure plant-level accounting policies and incentive compensation

✓ **Remove Non-Economic and Wasteful SG&A Spending**
- Eliminate non-essential, discretionary spending
- Work to improve and consolidate back office functions
- Reduce bureaucracy and enhance culture of data-driven decision making

Projected Value Creation Stemming From Plan Execution

$ in millions


$13.5
$3.2
$19.9
$6.8
$43.4
2019 Reported Adj. EBITDA
Revenue Opportunity
COGS Opportunity
SG&A Opportunity
2019 Pro-Forma Adj. EBITDA

2019 PF Adj. EBITDA	**$43.4 million**
Market Multiple[1]	7.0x
Enterprise Value	$303.8 million
(-) Net Debt	($77.7 million)
Equity Value	$226.1 million
Shares Outstanding	9.1 million
Potential Share Price	**$24.96**

PRIVET FUND | UPG STRONGER TOGETHER

1. 7.0x is the current median market valuation of the Company's closest direct peer group. This group consists of WOR, USAP, ZEUS, IIIN, NWPX, RYI, HWKN, VNTR, TREC, and NGVT.

THE CADENCE OF OUR TRANSITION PLAN TO DRIVE STOCKHOLDER VALUE CREATION

We expect to be able to implement several operational initiatives that can immediately create value as our plan achieves full run-rate within 18 months



Diagnosis — 45 DAYS

- Sizing the Company's potential
- Product-line level P&L analysis
- Performance levers:
  - Identification
  - Size the prize
  - Toolkit
- Culture gap & priorities
- Quick wins:
  - "C&D" customer reviews
  - OEE enhancements

Renewed Synalloy Business Model — 45-90 DAYS

- Business model:
  - Architecture
  - Resourcing
- Organizational model
- Master plan / agenda:
  - Initiatives
  - Capability building
  - Communications
- Performance management:
  - Metrics & KPIs
  - War room
  - Performance dialogues
- Resource configuration

Mobilization of Playbook — 90-135 DAYS

- Launch initiatives
- Put in place performance management system
- Test and monitor business model and organizational model changes
- Refine strategic plans
- Launch advanced analytics:
  - Critical initiatives
  - Growth tracking
  - Account management
  - Others

Implementation of Playbook — 135 DAYS & BEYOND

- Implement changes across entire organization
- Transition initiative ownership to ongoing operational management
- Oversee and track progress
- Report results
- Communicate to key stakeholder groups in order to effectively sustain change

SUMMARY OF OUR TRANSITION PLAN

In the first 10 weeks, we intend to quickly stabilize the business while analyzing opportunities to build a more sustainable operational foundation

▪ As we continue to test and monitor changes, our focus will shift to selecting a new CEO and constructing a leadership team able to scale in-process initiatives and improve the culture, results and pride of the organization



$ in millions	EBITDA Opportunity
Revenue	**$3.3**
Metals Partnership Revenue	$2.6
Chemicals Capacity Utilization	$0.7
COGS	**$19.9**
Supply Chain Savings	$2.6
Inventory Management	$5.8
Manufacturing Efficiency	$11.5
SG&A	**$6.8**
Corporate Overhead	$4.4
Manufacturing Support	$2.4

■ = Assess capabilities and develop detailed workstreams

■ = Execute implementation plan

TRANSITION PLAN: STRATEGIC REVENUE OPPORTUNITIES

$ in millions

	EBITDA Opportunity	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
Metals Partnership Revenue	**$2.6**																				
Review Customer Spend by Product, Region, Customer		■	■	■	■	■	■	■													
Compare Customer Lists For Cross-Selling Ops		■	■	■	■	■	■	■													
Share Tubing RFQ's									■	■	■	■	■	■	■	■	■	■	■	■	■
Integrated Business Model - Key Account Plans									■	■	■	■	■	■	■	■	■	■	■	■	■
Prospecting Opportunities Identified									■	■	■	■	■	■	■	■	■	■	■	■	■
Develop Enhanced Marketing Programs By Product											■	■	■	■	■	■	■	■	■	■	■
Identify Expanded Stocking Locations											■	■	■	■	■	■	■	■	■	■	■
UPG OPCO's Purchase and Stock Pipe and Tube															■	■	■	■	■	■	■
Mechanical Tubing Furniture Opportunities															■	■	■	■	■	■	■
Stainless Tubing Sales Expansion into UPG Foodservice Customer Base															■	■	■	■	■	■	■
Offer Expanded Fabrication Services via Palmer															■	■	■	■	■	■	■
Chemicals Capacity Utilization	**$0.7**																				
Review Transaction Data From Top 10 Customers		■	■	■	■																
Analyze Contract Terms		■	■	■	■																
Study Marketing Effectiveness		■	■	■	■	■	■														
Sales Force Analysis (Product vs. Region)		■	■	■	■	■	■														
Examine Revenue Mix (Toll vs. Product)		■	■	■	■	■	■														
Assess Current Partnerships								■	■	■	■	■	■								
Scrutinize Incentive Structure of Sales Resources								■	■	■	■	■	■								
Re-Evaluate Pricing Strategy Through Costing Analysis													■	■	■	■	■	■	■		
Shift Sales Resources To Market-Based Approach															■	■	■	■	■	■	■
Focus Organization on Pursuing Toll Manufacturing																	■	■	■	■	■
Define, Narrow and Pursue Specialized Focus For Each of Manufacturers and CRI																	■	■	■	■	■

$ in millions

	EBITDA Opportunity	Week 1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
Supply Chain Savings	**$2.6**																				
Forecasting Improvement Plan							██	██	██	██	██	██	██								
Review MRO/PO Processes							██	██	██	██	██	██	██	██	██						
Transportation and Route Modeling								██	██	██	██	██									
Consumable Inventory Reduction Processes								██	██	██	██	██									
Equipment Lease Cost vs. Ownership Review								██	██	██	██	██	██	██	██	██					
Supplier Workshops Initiated										██	██	██	██	██	██	██	██	██	██	██	██
Working Capital and Vendor Payment Terms Guidelines												██	██	██	██	██	██				
Freight Lane Optimization														██	██	██	██	██	██	██	██
Develop KPI's and Dashboard Metrics														██	██	██	██	██	██	██	██
Vendor Rebate and Volume Discount Results													██	██	██	██	██	██	██	██	██
Inventory Management	**$5.8**																				
Focus Group Session Guidelines		██	██	██	██																
SKU and Scrap Scorecard Analysis		██	██	██	██																
True Raw, WIP, and FG Segmentation Analysis		██	██	██	██	██	██														
Analyze Prior Failures on Hedging and Implement New Strategy		██	██	██	██	██	██														
Vendor and Mill "Leave Behind" Review					██	██	██	██	██	██	██	██	██								
Local/Regional/National/Global Input Review					██	██	██	██	██	██	██	██	██								
Pilot Structure and Current Processes														██	██	██	██	██	██	██	██
Minimize Total Landed Cost														██	██	██	██	██	██	██	██
VMI Implementation with Key OEM Customers														██	██	██	██	██	██	██	██
Create a TCO (Total Cost of Ownership) for SPT														██	██	██	██	██	██	██	██

PRIVET FUND   UPG

TRANSITION PLAN: OPERATIONALLY-FOCUSED GROSS PROFIT IMPROVEMENTS (CONT.)

$ in millions

	EBITDA Opportunity	Week 1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
Manufacturing Efficiency	**$11.5**																				
Analysis of Profitability by SKU		■	■	■	■																
Value-Stream Mapping and Yield Loss Analysis		■	■	■	■																
Performance Scorecards and Forecast Model Implementation		■	■	■	■	■	■	■	■												
Develop Capabilities Heat Map		■	■	■	■	■	■	■	■												
Diagnostic Review of Current Processes (i.e. Setup and Changeover Times)		■	■	■	■	■	■	■	■												
Identify Quick Wins within Current System Limitations					■	■	■	■	■	■	■										
Fact-based Analysis of Equipment Utilization					■	■	■	■	■	■	■	■	■								
Design Production Processing Architecture									■	■	■	■	■								
Develop Operations Playbook and Production Planning Tools									■	■	■	■	■	■	■	■	■				
Application of OEE Schedule Optimization (i.e. Line Speeds, Capacities, Capabilities)													■	■	■	■	■	■	■	■	■
Capture Value Identified in Diagnostic Review													■	■	■	■	■	■	■	■	■

TRANSITION PLAN: REDUCE LOW-RETURNING SG&A SPEND

$ in millions

Week

	EBITDA Opportunity	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
Corporate Overhead	**$4.4**																				
Review Key HR Employee Contracts/Agreements		■	■	■	■																
Evaluate Organizational Structure and Reporting Relationships		■	■	■	■																
Identify Actual Need of Corporate Services		■	■	■	■	■	■														
Sell Private Plane and Eliminate Ongoing Cost of Ownership		■	■	■	■	■	■	■	■	■	■	■	■								
Measure Current Services to Subsidiary Needs					■	■	■	■	■												
Create a Challenge Group for Corporate Needs vs. Wants					■	■	■	■	■	■	■	■	■								
Sourcing Review and Bid of ERP and IT Services									■	■	■	■	■	■	■	■	■				
Competitive Bid Treasury, Debt, Legal, Audit, PR and Banking Services											■	■	■	■	■	■	■	■	■	■	■
Drive a High Performance Culture and Implement Results Based Compensation															■	■	■	■	■	■	■
Implement Co-op based Insurance Structure																	■	■	■	■	■
Manufacturing Support	**$2.4**																				
Initial Packaging and Conversion Cost Objective Analysis		■	■	■	■	■	■														
Facility Maintenance Plan and Cost Review		■	■	■	■	■	■	■	■												
Focus on Delivering Transparent Data Above Everything		■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■
Cross-Functional Communication Improvement (Finance vs. Plant)					■	■	■	■	■	■	■	■	■								
Internal Customer Service Improvement (i.e. Cost Avoidance)									■	■	■	■	■								
Purchasing Integration Team Identified									■	■	■	■	■								
Implement Utility and RET Hedge and Appeal Process											■	■	■	■	■	■	■				
Eliminate Mismatched Plant-Level Incentive System											■	■	■	■	■	■	■				
MRO Global Contract for Services															■	■	■	■	■	■	■
Launch Communications Plan															■	■	■	■	■	■	■

WE WILL POSITION SYNALLOY TO RECRUIT A TOP-FLIGHT PERMANENT CEO

Once Mr. Hutter and the reconstituted Board effectively stabilize Synalloy, the Company will be well-positioned to attract the ideal permanent CEO

- Several members of the Stockholder Group's slate have strong backgrounds helping public and private companies to recruit executive talent

- Working collaboratively, the directors will create a candidate persona that takes into account the required experience, necessary skills and relationships and associated compensation criteria linked to the role

- The reconstituted Board expects to be able to leverage its extensive network of industrial operators, coupled with executive search relationships, to support recruitment efforts and ensure Synalloy evaluates a diverse cross-section of potential candidates

- Synalloy needs a permanent CEO that possesses the expertise and qualifications that Mr. Bram lacks, including:

Industrial Operations Experience	**Metals Sector Expertise**	**C-Level Leadership Experience**	**Acquisitions Expertise**
Analytical, Data-Focused Mindset	**Successful Culture and Team-Building Ethos**	**Proven Communicator and Marketer**	**Strategic Planning Background**

- Mr. Hutter and the reconstituted Board will ultimately work with the incoming CEO over the course of several months to provide a seamless transition and integration

WE BELIEVE OUR PLAN, NOMINEES AND NETWORK CAN REDUCE SYNALLOY'S GRAVE CREDIT RISK

Synalloy's rising leverage and declining earnings put stockholders at risk and the Company in jeopardy of breaching its covenants and defaulting on its debt – we have a plan to take immediate corrective action

Proactive Lender Outreach

- Interim CEO and reconstituted Board members will immediately communicate with the Company's current lenders to outline the go-forward plan

Leverage Existing Lender Relationships

- Privet and UPG already have multiple lenders interested in working with Synalloy should we be elected
- This enables us to work on potential solutions in parallel with our current lender discussions

Operational Execution and Commitment to Fortifying the Balance Sheet

- We expect our plan to generate substantial near-term cash through stated working capital enhancements
- That cash will be used to pay down debt, meaningfully improving the credit profile of the Company and paving the way for potential covenant relief

We expect to utilize our operational plan and our roster of established lender relationships to immediately address the stockholder risk associated with Synalloy's debt

WE WILL CREATE AN EFFECTIVE INVESTOR RELATIONS STRATEGY

We are confident from hands-on experience that we can effectively implement a successful investor relations program to transform Synalloy into a functioning public market participant

Establish trust through honest and transparent communication

Build credibility by laying out long-term goals and delineating the milestones along the way

Execute, execute, execute

Our nominees have demonstrable experience in creating an effective investor relations strategy that can establish the right message for the right audience

WE WILL CREATE AN EFFECTIVE INVESTOR RELATIONS STRATEGY (CONT.)

	 **Our Strategic Plan**	 **Synalloy's Results**
Establish Trust	1. Leverage Privet's institutional network 2. Embrace open and honest communication 3. Establish regular investor touchpoints	1. No investor presentations since August 2018 2. No sell-side research 3. Limited management or Board public company experience
Build Credibility	1. Alignment of interests 2. Specific articulation of long-term goals 3. Delineate very clear milestones along the way 4. Ensure comprehensive disclosures	1. Management gets paid no matter what 2. No disclosure of corporate jet or director relationships 3. Missed guidance in four of the past five years 4. No updated strategy
Execute	1. Do what we say we'll do! 2. Don't change the goalposts 3. Display clear business momentum 4. Amplify our results and story to the right group of investors	1. EBITDA margins are lower now than in 2011 2. $26 million of cumulative inventory pricing losses 3. Credit profile has deteriorated with an imminent risk of covenant default

Execution + Effective Communication = Meaningful Share Price Appreciation

01. 02. 03. 04. 05.
Our Plan To Strengthen Synalloy

OUR CORPORATE STRATEGY WILL BE ROOTED IN CULTURE AND FAIR COMPENSATION

Our slate intends to build a sustainable business capable of generating long-term stockholder value through Principles, Action, Performance and Rewards

- **Principles**: Be able to craft and articulate a purpose for why we exist, what we stand for and how we can create value for stakeholders
- **Action**: Appoint an experienced and qualified leadership team capable of formulating a comprehensive approach to bringing our principles to life
- **Performance**: Deliver on transparent and value-creating performance objectives with a focus on return on invested capital
- **Reward**: Implement governance standards to ensure management is held to account and is fully aligned with stockholders


Partnerships
Purpose
Promise
Powerhouse
Innovation
Lead the market
Focus on efficiency
Thoughtful urgency
Principles
Action
Reward
Performance
Value to employees and shareholders
Best-in-class total rewards
Pay for performance
Strategic plan/goal alignment
Fiscal responsibility
Performance management

WE ARE FOCUSED ON PROTECTING STOCKHOLDER RIGHTS THROUGH GOOD GOVERNANCE

As the Company's largest stockholders, we are committed to best-in-class governance to enhance the value of Synalloy moving forward

- We are intentionally not trying to replace the entire Board so that there will be a level of continuity following the Annual Meeting
  - 3 incumbent directors plus 3 unaffiliated nominees means that **6 of 8 directors on the reconstituted Board will be independent of Privet and UPG**
- We recognize that there could be some perception of conflicts with UPG moving forward
  - We intend to put **real safeguards in place to protect stockholders**
  - An **audit committee composed entirely of independent directors** will review and approve all potential related party transactions or any potential conflicts
- We commit to being open and transparent about our affiliations
  - Other than Chris Hutter, **none of our nominees have any economic interest in UPG**
  - 7 of 8 directors on the reconstituted Board would have zero interests in any other metals or chemicals operating companies
  - Privet, as the Company's largest stockholder, is **aligned with Synalloy's other stockholders** and would stand to gain absolutely nothing by allowing Synalloy's economic value to accrue to UPG

Neither Privet nor UPG have any plans to acquire the Company or somehow siphon off its value. Our sole goal is to improve Synalloy for the benefit of all stockholders

THE INCUMBENT BOARD HAS NOT ARTICULATED OR EXECUTED ON ITS ALLEGED "PLAN"

Stockholders should not be misled by the incumbent Board's claims – it is obvious they have NO PLAN

Synalloy's "Plan" and "Strategy" is Full of Contradictions	The Results Speak for Themselves
✕ The incumbent Board and management team want to keep spending stockholder capital while **providing us no details on what they stand for**	✕ Management has had nine years to execute on its stated strategy and **has failed under every conceivable measure**
✕ Management has overseen years of **repeated underperformance, colossal guidance misses in four of the previous five years** and just reported a Q1 decline in Adjusted EBITDA of 45% compared to last year	✕ While the incumbents have turned a blind eye to **declining operational results and stockholder value destruction**, they have rewarded Mr. Bram with excessive compensation
✕ In all proxy communications, management has focused on taking **superficial barbs at our plan**, while saying that they are "already executing" our ideas as part of management's "proven plan"	✕ The incumbent Board has absolutely **no record of accomplishment** and cannot point to anything they have done to create value
✕ Only after our group's Board nomination this year did management inexplicably decide to commit to a **hypothetical, conditional future process to sell Synalloy**	✕ We believe the reason **management has not provided even the illusion of a concrete, tangible operating plan** is because they do not have the experience or skillsets to conceive, organize and execute a strategy capable of pushing the business out of the ditch they drove it into
✕ But less than a year ago, management **rejected a bona fide offer at a price greater than 100% above the current market price**	

Synalloy management has indisputably failed stockholders as a steward of capital, yet they are now asking us to "double down" on a losing hand

A STRONGER SYNALLOY CAN BE PROPELLED BY COLLABORATION, INNOVATION AND OPERATIONAL EXCELLENCE

UPG, under Chris Hutter, has forged a dynamic and powerful culture that we are confident can be replicated at Synalloy

- In the face of the fundamental difficulties small industrial companies encounter, UPG has maintained a **true community environment** with employees, customers, vendors, business-level management teams and the local plant municipalities

- UPG has fostered strong relationships with its labor unions including **Teamsters, Iron Workers and multiple locals of the AFL-CIO**
  - We have already reached out to Synalloy's local union leaders to educate them about our plan for the future of the Company and how we expect to **foster continued employee development and community outreach**

- If we have the privilege of stewarding Synalloy, we commit to:
  - Providing the safest working environment possible for employees and partners
  - Setting clear business unit goals and expectations
  - Delivering a playbook for growth and innovation
  - Listening to and frequently engaging with all stakeholders
  - Empowering and incentivizing our team members to thrive
  - Doing right in our local communities

Our nominees have a demonstrated track record of working constructively with all stakeholders and we are confident they will revitalize Synalloy's failing culture

OUR PLAN HAS A SPECIFIC OPERATIONAL BLUEPRINT THAT CAN DELIVER VALUE TO ALL STOCKHOLDERS

Our slate's plan to deliver up to ~$25 per share in value involves leveraging proven industry operators who have performed this exact turnaround playbook many times



PRIORITY #1

Determine Immediate Strategic Revenue Opportunities

- ✓ Utilize extensive experience to drive cross-selling opportunities across metals business units
- ✓ Implement targeted sales tactics within the Chemicals Segment to increase volume and utilization

PRIORITY #2

Pursue Operationally-Focused Gross Profit Enhancements

- ✓ Unlock supply chain savings under coordinated logistics strategy
- ✓ Improve inventory management
- ✓ Realize manufacturing efficiencies
- ✓ Restructure plant-level accounting policies and incentive compensation

PRIORITY #3

Remove Non-Economic and Wasteful SG&A Spending

- ✓ Eliminate non-essential, discretionary spending
- ✓ Dramatically decrease support service costs
- ✓ Reduce bureaucracy and enhance culture of data-driven decision making



05.

**CONCLUSION: UPG AND PRIVET
ARE THE RIGHT CATALYSTS FOR
A STRONGER SYNALLOY**

THE CLEAR CHOICE FOR STOCKHOLDERS: A STRONGER SYNALLOY IS IN REACH



UPG STRONGER TOGETHER | PRIVET FUND

✓ **TEAM: Highly-qualified and experienced operational and public company leaders**

- Successful and experienced senior leadership, including Chris Hutter as interim CEO, to provide immediate positive impact

✓ **PLAN: Proven and executed successfully before**

- Operational model formulated through years of developing exact same business
- Successfully implemented at UPG, an industry leader

✓ **TRACK RECORD: Peer-Leading Results**

- Nominees have achieved impressive growth and operational excellence at their respective companies

Elect a slate of highly-qualified directors who have an articulated strategic vision and transition plan to deliver up to $25 per share in value to long-suffering Synalloy stockholders

Synalloy

X **TEAM: Legacy Synalloy leaders who have not delivered**

- CEO and incumbent Board have drastically underperformed peers since 2011
- Trail the Russell 2000 by (113%) over CEO's tenure

X **PLAN: Proven to fail, similar to last decade**

- Why should stockholders put their trust in the Board again? Nothing has changed
- The only constant is missed expectations

X **TRACK RECORD: No improvement to margins despite aggressive acquisitions fueled by debt**

- Dangerously high debt levels following deteriorating margins and reckless spending

Stick with the status quo of a Board that has allowed leverage to reach dangerously high levels and delivered dismal stockholder returns



06.

NOMINEE BIOGRAPHIES AND
APPENDIX

ANDEE HARRIS



Andee Harris

Andee Harris, age 46, is the Founder and Chief Executive Officer of Franklin Heritage, LLC, a private equity firm that invests in cutting-edge technology and manufacturing, which she founded in December 2019 and was partially seeded by a minority investment from UPG. Ms. Harris has also served as an Adjunct Professor at Northwestern University's Kellogg School of Management, where she teaches a course on launching and leading startups, since March 2020. From December 2017 to December 2019, Ms. Harris served as the Chief Executive Officer of HighGround Enterprise Solutions, Inc., an employee engagement, recognition and performance management software company, after previously serving as its Chief Operating and Engagement Officer from April 2016 to December 2017. Prior to that, Ms. Harris served as a Senior Vice President at The Marcus Buckingham Company, a performance management and coaching software company, from October 2015 to March 2016, where she played a key role in its sale to Automatic Data Processing, Inc. From 2013 to October 2015, Ms. Harris served as Chief Revenue Officer of Syndio Social Inc., a social network and people analytics software company. From 2011 to 2013, Ms. Harris held several roles with Emtec, Inc. ("Emtec"), an IT consulting firm, including Chief Marketing Officer, Managing Director and Senior Vice President of Human Capital Management Strategy. Ms. Harris joined Emtec upon its acquisition of Emerging Solutions, LLC, a software services company where she served as a founding partner, Head of Sales and Marketing and Chief Operating Officer, from 1999 until 2011. Ms. Harris began her career in 1996 as a consultant at Accenture plc (NYSE: ACN), an international professional services company. Ms. Harris has earned a number of professional recognitions, including being named as a Prominent Woman in Technology by the Illinois Technology Association from 2015 – 2017 and as a Notable Woman in Manufacturing by Crain's Chicago Business in 2020. Ms. Harris holds a B.A. from the University of Michigan in Organizational Psychology and a Certification as an Executive Coach from Columbia University.

CHRISTOPHER HUTTER



Christopher Hutter

Christopher Hutter, age 40, has served as Co-Founder and Manager of UPG Enterprises LLC (f/k/a Union Partners I LLC), an operator of a diverse set of industrial companies focused on metals, manufacturing, distribution and logistics, since its founding in August 2014. At UPG Enterprises, Mr. Hutter oversees operations and growth initiatives at the holding company and portfolio company level, and has extensive experience in large scale acquisitions, transaction structuring and business operations and integration across a broad spectrum of industries. Previously, Mr. Hutter served as the Managing Director and CFO of InSite Real Estate, L.L.C., a private investment holding company focused on warehousing, development, logistics and transportation across North America and Europe, from 2008 to 2014. Mr. Hutter graduated cum laude from University of Illinois with a Bachelor of Science degree in Finance and earned a Master of Business Administration in Finance from Lewis University.

ALDO MAZZAFERRO



Aldo Mazzaferro

Aldo Mazzaferro, age 66, serves as the Managing Partner and Director of Research at Mazzaferro Research, LLC, a steel industry research boutique firm, which he founded in October 2017. Prior to this, he served as the Senior Steel & Metals Research Analyst and a Managing Director during his tenure at Macquarie Capital (USA) Inc., an investment banking company, from 2011 to September 2017. Previously, Mr. Mazzaferro served as a Senior Steel, Metals & Mining Analyst at Burke & Quick Partners LLC, an agency brokerage firm that provides portfolio management, financial planning and advisory services, in 2011, as Chief Financial Officer of Steel Development Company, LLC, a start-up steel company, from 2008 to 2011, and as Vice President in the Global Investment Research Group at The Goldman Sachs Group, Inc. (NYSE:GS), a multinational investment banking and securities firm, from 2000 to 2008. From 1998 to 2000, he served as Portfolio Manager and Analyst at Anvil Capital Management, LLC, a hedge fund focused on steel, metals, capital goods and energy, which he co-founded. Prior to that, he served as a Director and Senior Steel Industry Analyst at Deutsche Morgan Grenfell, Inc., the former securities and investment banking subsidiary of Deutsche Bank AG (NYSE: DB), from 1987 to 1998. From 1985 to 1987, he served as a Research Analyst in the Cyclicals Group at J. & W. Seligman & Co., an investment firm. Mr. Mazzaferro began his career in 1981 as an Equity Research Analyst in the Steel and Industrials Group at Standard & Poor's Corp., a financial services company. Mr. Mazzaferro is a CFA charterholder. He earned his BA in English from Holy Cross College and an MBA in Finance from Northeastern University.

BENJAMIN ROSENZWEIG



Benjamin Rosenzweig

Benjamin Rosenzweig, age 35, currently serves as a Partner at Privet Fund Management LLC, an investment firm focused on event-driven, value-oriented investments in small capitalization companies, having joined the firm in September 2008. Prior to that, Mr. Rosenzweig served as an Investment Banking Analyst in the corporate finance group of Alvarez & Marsal, a global professional services firm, from 2007 to 2008, where he completed multiple distressed mergers and acquisitions, restructurings, capital formation transactions and similar financial advisory engagements across several industries. Mr. Rosenzweig currently serves as a director of each of Potbelly Corporation (NASDAQ: PBPB), a restaurant chain (since April 2018), PFSweb, Inc. (NASDAQ: PFSW), a global commerce service provider (since May 2013), and Hardinge Inc. (formerly NASDAQ: HDNG), a global designer, manufacturer and distributor of machine tools (since October 2015). Previously, Mr. Rosenzweig served as a director of each of StarTek, Inc. (NYSE: SRT), a global business process management company, from May 2011 to December 2018, RELM Wireless Corporation (n/k/a BK Technologies Corporation) (NYSEAMERICAN: BKTI), a manufacturer of wireless communications equipment, from September 2013 to September 2015, and Cicero Inc. (OTC: CICN), a provider of desktop activity intelligence, from February 2017 to March 2020. Mr. Rosenzweig graduated magna cum laude from Emory University with a Bachelor of Business Administration degree in Finance and a second major in Economics.

JOHN P. SCHAUERMAN



John P. Schauerman

John P. Schauerman, age 63, is currently a private investor after most recently serving as Executive Vice President of Corporate Development of Primoris Services Corporation ("Primoris") (NASDAQ:PRIM), a specialty construction and infrastructure company, from February 2009 to December 2012, where he was responsible for developing and integrating Primoris' overall strategic plan, including the evaluation and structuring of new business opportunities and acquisitions. Prior to that, Mr. Schauerman served as Primoris' Chief Financial Officer from February 2008 to February 2009, during which time Primoris went public through a merger with Rhapsody Acquisition Corp. Mr. Schauerman has served as a director of Primoris since November 2016 and also previously served as a director of the company from July 2008 to May 2013, and as a director of its predecessor entity, ARB, Inc. ("ARB"), from 1993 to July 2008. Mr. Schauerman joined ARB in 1993 as Senior Vice President, and, prior to that, served as Senior Vice President of Wedbush Morgan Securities, Inc., a regional investment bank focused on financing activities for middle market companies (n/k/a Wedbush Securities, Inc.). Mr. Schauerman has served as a director of Allegro Merger Corp (NASDAQ:ALGR), a blank check investment company, since July 2018. Previously, Mr. Schauerman served as a director of each of MYR Group Inc. (NASDAQ: MYRG), a holding company of specialty electrical construction service providers, from March 2016 through November 2016, Harmony Merger Corp. (formerly NASDAQ:HRMNU), a former blank check investment company, from March 2015 through July 2017, Quartet Merger Corporation (formerly NASDAQ:QTETU), a former blank check company, from November 2013 to October 2014, and Wedbush Securities, Inc., a leading financial services and investment firm, from August 2014 through February 2018. Mr. Schauerman is a member of the Dean's Executive Board of the UCLA School of Engineering. Mr. Schauerman holds an MBA in Finance from Columbia University and a B.S. in Electrical Engineering from the University of California, Los Angeles.

ENDORSEMENTS FOR OUR NOMINEES

ANDEE HARRIS



> *Andee Harris is an outstanding thought leader and influencer in organizational dynamics and **corporate culture**. She has taken multiple start-ups through significant growth and has achieved multiple accolades for the culture she builds, including Chicago Tribune's 'Best Places to Work.' Andee understands the business **value of a strong culture and dynamic work environment** and would contribute that knowledge as a **valuable board member**.*

Don Sweeney, Founder and Chief Executive Officer, Ashling Partners

> *Andee Harris **successfully repositioned** [HighGround] as a differentiated competitor in the market. She led by productizing the company's service offerings and introducing the first integrated Employee Engagement Platform. She was **instrumental in developing cost-effective**, cloud-enabled and innovative solutions that **enabled expansion into high potential growth markets**, addressed its Fortune 500 clients' communication pain points and provided additional client value. The turnaround culminated in July of 2018 when HighGround was successfully sold to Vista Equity Partners.*

Brad Keywell, Founder and Chief Executive Officer, Uptake/Investor, HighGround

ENDORSEMENTS FOR OUR NOMINEES

CHRISTOPHER HUTTER



*" After working with Chris on several acquisitions and knowing him for many years, I can attest to his unique abilities and strong business acumen. Chris is a **proven leader capable of developing complex strategic initiatives and successfully executing upon those strategies.** His **sound judgement** and diverse skill set are a competitive advantage that truly **sets him apart from other business executives**. Those attributes combined with his **focus on honesty, transparency and integrity**, Chris would be an incredibly **valuable addition to any company** and its board of directors. "*

Matthew K. Zwack, Partner, Angle Advisors

*" I have had the opportunity to work with Chris for almost eight years. During that time, Chris has led several acquisitions of companies while building a successful steel business. Chris' insight and experience in **growing and operating a successful business** makes him an **ideal candidate for membership on a board of directors.** "*

Lauane C. Addis, Partner, Stahl Cowen Crowley Addis LLC

ENDORSEMENTS FOR OUR NOMINEES

CHRISTOPHER HUTTER



" *Chris has an **innate ability to create value.** He has demonstrated that skill through **successful organic growth** and strategic acquisitions. He has a passion for his employees and **knows how to lead a very diverse group of people and assets on a global basis.** His ability to integrate market data combined with his financial expertise, make him a **valuable resource** within his own companies, his position on various boards or serving the community.* "

Ian Kieninger, Chief Executive Officer, Avant Communications

" *Chris and I were former business partners and we were able to **achieve double digit growth YOY in a business that had significant macro and micro challenges** when we purchased the business. He was **deliberate and considerate** in his business process from concept thru execution and completion. I believe Chris would **enhance any board dynamic with his experience and integrity.*** "

Bob Heniff, Chief Executive Officer, Heniff Transportation Systems, LLC

ENDORSEMENTS FOR OUR NOMINEES

ALDO MAZZAFERRO



> " *I have a very high regard for [Aldo Mazzaferro's]* **knowledge of the steel industry** *in particular and the metals industry more generally. What I think is unique about Aldo is the many* **different perspectives he brings in the metals industry**. *Starting as a well-recognized research analyst, he had to dissect the industry and understand it well enough to comment on industry trends and company specific factors.* "

Peter Matt, Chief Financial Officer, Constellium (NYSE: CSTM)

> " *I have known Aldo Mazzaferro, in his capacity as a steel and metals analyst, for more than a quarter century [..] Aldo [is] the most capable analyst of all those I dealt with over my years as CEO of a public metals service center.* **Analytical, detailed** *[..] I* **highly recommend Aldo for a Board position**. "

Michael Siegal, Executive Chairman, Olympic Steel, Inc. (NASDAQ: ZEUS)

ENDORSEMENTS FOR OUR NOMINEES

ALDO MAZZAFERRO



> *I've had the good fortune to know and work with Aldo for 30+ years. During this time, he has consistently demonstrated both deep analytical insights, as well as the practical ability to **understand the attributes that make companies work and prosper** [...] he has leveraged his Wall Street experience and insights with **hands-on work in the metals industry** in a senior financial role. This unique combination of industry experience, financial insights, and **proven track record** will make Aldo exceptionally valuable addition to the Board.*

Peter Appert, Former Managing Director and Analyst

> *In [Aldo's] experience with the steel startup, he had to understand the realities of what is critical to operate a plant and how to support the capital needs of the venture. Lastly, in his more recent experience with the equities firm, he has had to better understand the realities of how public investors view and value these equities [...] I think [Aldo would] make an **excellent director**.*

Peter Matt, Chief Financial Officer, Constellium (NYSE: CSTM)

ENDORSEMENTS FOR OUR NOMINEES

BENJAMIN ROSENZWEIG



> *I found Ben to be very shareholder aligned, supportive and constructive throughout the entire seven years we worked together on the [Startek] board [...] I leveraged Ben as the board subject matter expert with regard to **capital allocation, strategic finance and general public company governance**. He was always **focused on shareholder interests** and I would have no hesitation working with Ben again in the future.*

Chad Carlson, Former Chief Executive Officer, Startek Inc. (NYSE: SRT)

> *I had the pleasure of working with Ben for several years on the Hardinge Board of Directors where I was Chairman. Ben's contribution was extremely additive through his rigorous analysis, broad knowledge of public governance and commitment to getting things done. He is an excellent communicator, operates with the highest integrity and was **wholly focused on maximizing shareholder value.***

Chris DiSantis, Former Chairman of the Board of Hardinge Inc.

> *[Ben's] unique perspective, tireless work ethic and **constructive approach certainly had a positive impact** on the results. There is no question in my mind that Hardinge **became a better company with Ben's (and Privet's) involvement.***

Chris DiSantis, Former Chairman of the Board of Hardinge Inc.

ENDORSEMENTS FOR OUR NOMINEES

BENJAMIN ROSENZWEIG



> *I have served on the PFSW board with Ben for almost seven years and I can attest to **his effectiveness as a director and a strategic advisor.** Ben is blessed to have a keen intellect and finely-tuned financial skills which he uses to contribute constructively to the business of the board and **valuable counsel to me as the CEO.** I have found Ben to be direct but collegial with a unique ability to drive change without drama and unnecessary disruption.*

Mike Willoughby, Chief Executive Officer, PFSweb, Inc. (NASDAQ: PFSW)

> *As our **'voice of the shareholder' on our board**, I can always count on Ben to bring us back to **shareholder value creation** as our touchstone as we make decisions. In his role as shareholder advocate, I can count on him to be vocal but not verbose and I always know where he stands on an issue. Perhaps the highest recommendation I can provide is that Ben is a 'what you see is what you get' person with an **authentic drive to leave things better than how he finds them.***

Mike Willoughby, Chief Executive Officer, PFSweb, Inc. (NASDAQ: PFSW)

ENDORSEMENTS FOR OUR NOMINEES

JOHN P. SCHAUERMAN



" *I have known and worked with John Schauerman for over 30 years, initially as a colleague, and more recently as a co-member of the Board of Directors of Wedbush Securities, Inc. He is an accomplished finance executive and has been a* **voice of reason in the boardroom**. *He was a* **valued contributor in our Board meetings,** *and he would be an* **asset to any Board**. "

Eric Wedbush, Chief Executive Officer, Wedbush Inc.

" *I had the pleasure of working with John Schauerman for 7 years, as well as participating on the Board of Directors of Primoris Services Corporation (NASDAQ: PRIM) with him. John was the* **primary executive responsible for achieving the public listing of our company.** *He was integral in the identification, negotiation, and execution of many of the acquisitions that* **allowed our company to grow so successfully**. *He has a strong financial background and would be a* **valuable contributor to any Board**. "

Pete Moerbeek, Formerly Chief Financial Officer & Executive Vice President, Primoris Services Corporation (NASDAQ: PRIM)

PRIVET AND UPG: SYNALLOY'S COMPARABLE COMPANY UNIVERSE (METALS)

Company	Description	Rationale for Inclusion
INSTEEL INDUSTRIES INC. *Insteel Industries* *(NASDAQ: IIIN)*	Insteel Industries, Inc. manufactures and markets wire products. The company's products include concrete reinforcing products, and industrial wire for a range of construction and industrial applications	✓ Manufactures steel products ✓ Primarily focused on North American customers ✓ Size: $50 million - $2.0 billion in Market Capitalization
Northwest Pipe Company *Northwest Pipe Co.* *(NASDAQ: NWPX)*	Northwest Pipe Company manufactures and markets welded steel pipe. The company makes large diameter, and small diameter high pressure steel pipe products used for a range of industrial, water transmission and mechanical applications	✓ Manufactures steel pipe and tube products ✓ Primarily focused on North American customers ✓ Size: $50 million - $2.0 billion in Market Capitalization
OLYMPIC STEEL *Olympic Steel* *(NASDAQ: ZEUS)*	Olympic Steel, Inc. processes and distributes flat-rolled carbon, stainless steel, and tubular steel products. The company operates as an intermediary between steel producers and manufacturers that require processed steel for their operations	✓ Processes and distributes metal pipe and tube products ✓ Primarily focused on North American customers ✓ Size: $50 million - $2.0 billion in Market Capitalization
RYERSON *Ryerson Holding Corp* *(NYSE: RYI)*	Ryerson Holding Corporation, through its subsidiaries, purchases, processes, and distributes various forms of stainless steel, aluminum, carbon, alloy steel, nickel, and red metals. Ryerson serves customers worldwide	✓ Processes and distributes steel products ✓ Primarily focused on North American customers ✓ Size: $50 million - $2.0 billion in Market Capitalization
UNIVERSAL STAINLESS *Universal Stainless & Alloy Products* *(NASDAQ: USAP)*	Universal Stainless & Alloy Products, Inc. manufactures and markets semi-finished and finished specialty steel products, including stainless steel, tool steel, and certain other alloyed steels	✓ Manufactures steel products ✓ Primarily focused on North American customers ✓ Size: $50 million - $2.0 billion in Market Capitalization
WORTHINGTON INDUSTRIES *Worthington Industries* *(NYSE: WOR)*	Worthington Industries, Inc. is a global diversified metals manufacturing company. The company operates in value-added steel processing, manufacturing of pressure cylinders, and operator cabs for heavy mobile equipment	✓ Provides steel processing services to SYNL's end markets ✓ Primarily focused on North American customers ✓ Size: $50 million - $2.0 billion in Market Capitalization

⌐ ¬ = *Companies selected by Privet/UPG and SYNL*

PRIVET AND UPG: SYNALLOY'S COMPARABLE COMPANY UNIVERSE (CHEMICALS)

Company	Description	Rationale for Inclusion
Hawkins Inc. (NASDAQ: HWKN)	Hawkins, Inc. formulates, manufactures, blends, distributes, and sells reagent grade laboratory chemicals and industrial chemicals. Hawkins services customers located in the Midwest United States	✓ Distributes, formulates, blends and manufactures products for industrial and water treatment applications ✓ Primarily focused on North American customers ✓ Size: $50 million - $2.0 billion in Market Capitalization
Venator Materials (NYSE: VNTR)	Venator Materials PLC operates as a manufacturer and marketer of chemical products. The company produces a broad range of pigments and additives. Venator Materials offers titanium dioxide, color pigments, and water treatment products	✓ Products sold to water treatment, pharmaceutical, and various architectural and industrial coating end markets ✓ Size: $50 million - $2.0 billion in Market Capitalization
Trecora Resources (NASDAQ: TREC)	Trecora Resources manufactures petrochemical products. The company specializes in specialty petrochemical products and synthetic waxes, as well as provides customer processing services. Trecora Resources serves customers in the United States	✓ Specialty manufacturer with custom processing services ✓ Primarily focused on North American customers ✓ Size: $50 million - $2.0 billion in Market Capitalization
Ingevity Corp. (NYSE: NGVT)	Ingevity Corporation manufactures specialty chemicals. The company offers adhesives, inks, soaps, detergents, agricultural chemicals, metalworking fluids, and lubricants	✓ Product applications include: coatings, elastomers, adhesives, lubricants, well service additives, and resins ✓ End markets include: paper chemicals, chemical intermediate and other industrial applications

THE INCUMBENTS' CHERRY-PICKED COMPARABLE COMPANY UNVIERSE

Nominee Biographies and Appendix

Company	Description	Rationale for Exclusion
ATI — Allegheny Technologies (NYSE: ATI)	Allegheny Technologies, Inc. produces specialty materials. The company products include titanium, stainless, specialty steel, titanium, nickel-based alloys, and superalloys, zirconium, hafnium and niobium, and other specialty metals	x Over $4 billion in yearly revenue x Focus on aerospace, defense, electronics and medical end markets x International manufacturing footprint
Ampco-Pittsburgh *Moving forward.* — Ampco-Pittsburgh (NYSE: AP)	Ampco-Pittsburgh Corporation manufactures engineered equipment. The company produces finned tube heat exchange coils, large standard and custom air handling systems, centrifugal pumps, feed screws, and heat transfer rolls	x Products are used in the construction, power generation, refrigeration, chemical processing, marine defense and steel industries x Size: Less than $50 million in Market Capitalization
GRAHAM ENGINEERING ANSWERS — Graham Corp. (NYSE: GHM)	Graham Corporation designs and builds vacuum and heat transfer equipment for process industries around the world. Graham's products include ejectors, liquid ring vacuum pumps, condensers, and heat exchangers	x Products are not even remotely related to pipe and tube or chemicals x Equipment helps produce synthetic fibers, petroleum products, electric power, processed food, pharmaceutical products and paper
HAYNES International — Haynes International (NASDAQ: HAYN)	Haynes International, Inc. develops, manufactures, and markets high performance alloys, primarily for use in the aerospace and chemical processing industries. The company offers sheets, plates, wires, pipes and tubing, bars and others	x Majority of business is derived from products used in jet engines for the aerospace market, gas turbine engines for power generation and waste incineration and heating equipment x Service and sales centers in the United States, Europe and Asia
HWC HOUSTON WIRE & CABLE COMPANY — Houston Wire & Cable (NASDAQ: HWCC)	Houston Wire & Cable Company wholesales wire and cable to the electricity distribution market. The company buys its products from wire and cable manufacturers	x Distributor of electrical and mechanical wire and cable – no steel, chemicals or pipe/tube products at all x HWCC sells its products to rigging wholesalers, electrical wholesale distributors, international markets and fastener distributors
LBFoster — LB Foster (NASDAQ: FSTR)	L.B. Foster Company manufactures, fabricates, and distributes rail and trackwork piling, highway products, and tubular products. L.B. Foster also sells and rents steel piling and H-bearing pile for foundation and earth retention requirements	x Approximately 80% of FSTR's revenue comes from its rail products and services and construction products segments x Focused on strategic evolution toward rail technologies

THE INCUMBENTS' CHERRY-PICKED COMPARABLE COMPANY UNVIERSE

Company	Description	Rationale for Exclusion
MRC Global *MRC Global (NYSE: MRC)*	MRC Global Inc. distributes pipe, valves, and fittings. The company serves the chemical, gas distribution and transmission, oil exploration and production, pharmaceutical, refining, steel manufacturing, and power generation industries	x Distributes pipe, valves and fittings (only 5% from steel) x Nearly $5 billion in revenue x Footprint of ~260 service locations in 20 countries
NUCOR *Nucor Corp. (NYSE: NUE)*	Nucor Corporation manufactures steel products. The company's products include carbon and alloy steel, steel joints, steel deck, cold finished steel, steel grinding balls, steel bearing products, and metal building systems	x Steel mills with very little additive manufacturing x One of the largest steel producers in the United States x Size: ~$17.0 billion in Market Capitalization
SP STEEL PARTNERS *Steel Partners Holdings (NYSE: SPLP)*	Steel Partners Holdings LP is a global diversified holding company engaged in multiple businesses including: banking, manufacturing, restaurants, defense, and financial subsidiaries	x Private equity holding company x Focused on banking, manufacturing, restaurants, defense and financial subsidiaries with under 20% of revenue in steel pipe/tube x Global investment focus
TIMKENSTEEL *TimkenSteel Corp. (NYSE: TMST)*	TimkenSteel Corporation engineers, manufactures, and markets mechanical components and steel. The company produces air-melted alloy steel bars, bearings, chains, seals, motion control systems, tubes, and precision components	x Core focus on engineered bearing products x $1.2 billion in revenue with less than ~15% of revenue coming from seamless mechanical tubing x International manufacturing footprint



















PRIVET: REPRESENTATIVE INVESTMENTS ACROSS THE MANUFACTURING AND B2B SECTORS

HARDINGE

Norsat International Inc.

GSI Group

STARTEK

GREAT LAKES DREDGE & DOCK COMPANY RIVER & HARBOR IMPROVEMENTS

MSC Material Sciences Corporation

GT ADVANCED TECHNOLOGIES

PFS

THE MIDDLEBY CORPORATION

PRIVET CASE STUDY: FIGHTING FOR STOCKHOLDER RIGHTS AT J. ALEXANDER'S CORP (JAX)

J. Alexander's is a polished-casual restaurant concept headquartered in Tennessee with over 30 restaurants throughout the country

Background

- The Chairman & CEO of the company had been in that role for 22 years and, in the 15-year period prior to our investment, the company's share price had declined by nearly 30% - compared to a gain of 435% for the S&P 1500 Restaurant Index
- To express the belief that the company was capable of a turnaround with the right leadership, Privet recruited an experienced restaurant operating executive to join our slate as we nominated directors
- The company refused to hold its annual meeting, instead entering into a cash and stock transaction with a friendly buyer
- Privet sued the company to compel an annual meeting to vote against the transaction, ultimately receiving a >20% increase in the deal price in an all-cash transaction

Course of Events


$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
Price/Share
Apr 2011
May 2011
Jun 2011
Jul 2011
Aug 2011
Sep 2011
Oct 2011
Nov 2011
Dec 2011
Jan 2012
Feb 2012
Mar 2012
Apr 2012
May 2012
Jun 2012
Jul 2012
Aug 2012
Sep 2012
On May 25, 2011, Privet initiated an investment in JAX after following the company for some time.
In January 2012, Privet approached JAX management seeking to add stockholder representation to the board. In March 2012 Privet nominated directors for election at the company's annual meeting.
In May 2012 Privet filed its proxy statement with the SEC.
On June 22, 2012, JAX announced that it had agreed to sell itself to an affiliate of Fidelity National Financial ("FNF") for $12 per share in cash and stock.
After the announcement, Privet called a special meeting of stockholders to protest the deal terms and share dissatisfaction with the transaction value, structure and sale process. As Privet was exerting pressure, additional strategic parties emerged as bidders and forced FNF to continually raise its offer and convert to an all-cash bid. Ultimately, in September 2012, FNF raised its offer to $14.50 per share in cash.

PRIVET CASE STUDY: BOARD REPRESENTATION AT GREAT LAKES DREDGE & DOCK (GLDD)

Great Lakes Dredge & Dock, headquartered in Chicago, IL, is the largest provider of dredging services in the United States

Background

- Following being taken public in a merger with a SPAC, the strength of GLDD'S core business was obscured by weakening non-core international dredging, protracted build time of a new vessel, and losses in its acquired remediation business

- A failed strategic alternatives process, coupled with significant stockholder unrest and minimal insider ownership provided a clear path for Privet involvement and ability to drive change

- Privet's value proposition included replacing the CEO, revamping the board of directors and working with a recognized consultant to effectuate an operational overhaul

- Turnaround highlights include doubling EBITDA, de-levering the balance sheet, refinancing the capital structure, and restoring confidence in management

Course of Events



On February 4, 2016, Privet initiated the position.

On November 21, 2016, Privet filed a 13D disclosing >5% ownership and began to directly engage with GLDD's board regarding specific director additions.

Privet reached a negotiated settlement with GLDD that provided for a Privet principal to immediately join the board and an incumbent director to be replaced with an additional independent nominee within six months. Additionally, GLDD appointed a new CEO who has extensive engineering knowledge as the former COO of Chicago Bridge & Iron and maritime experience as the former CEO of Gearbulk, Ltd.

PRIVET CASE STUDY: BOARD REPRESENTATION AT STARTEK, INC. (SRT)

StarTek is a customer engagement, business process outsourcing services provider, delivering customer care solutions to clients from its locations in the United States, Canada, Philippines, Honduras and Jamaica

Background

- Following the retirement of the company's founder in 2006, the business languished with multiple CEOs and no clear strategic direction

- In March 2011, Privet formed a group with the company's founder and nominated three directors to the Startek board, ultimately reaching a settlement for two director designees

- The new board replaced most of the senior leadership team, including the incumbent CEO

- The company began improving its operating performance and reputation, ultimately entering into a strategic vendor relationship with Amazon, with Amazon receiving an ownership stake in the company

- In March 2018, Startek merged with Aegis in a value-maximizing transaction following a comprehensive review of strategic alternatives

Course of Events



In March 2018, Startek announced a merger with Aegis following a comprehensive review of strategic alternatives

In March 2011, Privet nominated three director candidates to the company's board of directors

Following the appointment of the Privet nominees, the Board replaced the incumbent CEO, CFO, SVP of sales, head of HR and SVP of operations

UPG HAS A DIVERSE PORTFOLIO AND NETWORK THAT CAN BENEFIT SYNALLOY

LAMINATION SPECIALTIES
POWERED BY UPG

Specialist in fabricating electrical steel laminations

METALEX
POWERED BY UPG

Leading manufacturer of high-quality metals products

MAKSTEEL
POWERED BY UPG

Steel service center specializing in flat rolled coil products



national metalwares, l.p.
POWERED BY UPG

Industry leader in high-volume fabricated tubular products



MAPES & SPROWL STEEL
POWERED BY UPG

Leading service center specializing in enameling steel

Morton Rail Products
POWERED BY UPG

Solution provider for clients across rail car applications



CHICAGO STEEL
POWERED BY UPG

A leader in steel and toll processing

CONTRACTORS Steel CO.
POWERED BY UPG

A complete steel service center

UPG SERVES A WORLD-CLASS CUSTOMER BASE WITH DIVERSE AND GROWING NEEDS





















































































HONDA
MARTINREA
FCA FIAT CHRYSLER AUTOMOBILES
MID-CENTRAL ELECTRIC INC. Electric Utility Equipment
WOLF
ArcelorMittal

MAGNA
INDUSTRIAL STAMPING
CHALLENGE MANUFACTURING
BULL MOOSE TUBE
TCI
LH Industries

CAMACO
DBG
ABB
USS United States Steel
Suburban MANUFACTURING, INC.
GM

HATCH STAMPING COMPANY
Whirlpool CORPORATION
KSR INTERNATIONAL CO.
Gestamp
HON

Ford
steelcase
LONDON AUTOMOTIVE
GENERAL ATOMICS AND AFFILIATED COMPANIES
MTD For A Growing World.
ATTENTIVE Industries

TLC THOMSON LAMINATION COMPANY, INC. AS9100 & EN9100 Certified
MARWOOD
REULAND
GE Consumer & Industrial North America
AK Steel
METL SPAN

MITSUBA
GE
OLSUN Electrics Engineered Transformer Solutions
CONTROLLED POWER COMPANY
BLACK+DECKER
PHENIX TECHNOLOGIES

UPG IS A RECOGNIZED INDUSTRY LEADER

UPG and its family of companies have earned the trust of their customers and partners across the metals, manufacturing and distribution verticals

"Metalex has been consistent with hitting our ship dates listed on. They also completed movement of production of boards needed for Greenbrier's Mexico facilities to their SLP facilities, reducing costs and lead times."

– Greenbrier

"Mapes & Sprowl has always been a great partner. It's great to have a supplier and a sales team that are engaged in the same goals as we are."

– MKT Metal Manufacturing

*"Thanks to the awesome Mapes & Sprowl team [...] for supporting this much needed medical requirement [...]
Together we'll get through this."*

– Thompson Lamination Company

"Maksteel folks do a good job at everything they do."

– Michigan Service Center

"Metalex truck/pick-up requests are submitted timely. [Metalex] is bar code compliant [and] has improved packaging and changed from metal strapping to plastic."

– Trinity

UPG HAS BUILT A STRONG CULTURE THAT CAN BE REPLICATED AT SYNALLOY

Under co-founder Chris Hutter, UPG has forged a dynamic culture that fuels its dedicated employees' commitment to quality, flexibility and serving customers

UPG companies are proud to be partnered with:

- Teamsters Local Union No. 731
- Teamsters Local Union No. 142
- Teamsters Local Union No. 407
- Teamsters Local Union No. 406
- Iron Workers Local No 853
- Plastic Workers Union Local #18 AFL-CIO
- Int'l Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers: AFL-CIO, Local 1600



Employee Spotlight!
Ike Carneygee
Operator

"I've been a part of Chicago Steel for over 30 years. During my time here, I've watched the company grow and helped develop the way our Tension Line runs through trial and error. I'm so happy to be a part of this team.

Chicago Steel

Contractors Steel Co.



Employee Spotlight!
Lorenzo Lofquist
Laser Operator

"I love working with the laser machine. The challenge of programming is to cut the right parts for our customers. New machines need parts that are intricate, often requiring tight tolerances. I feel empowered knowing that all the material I cut goes into some large applications.

Lamination Specialties



Employee Spotlight!
Nazario Rivas
Head of Maintenance

"At the age of twenty, I first started working at Lamination Specialties. So far, I have dedicated forty-four years to this company. I consider Lamination Specialties my family and take pride in assisting that operations run properly at our Oakley facility.

UPG HAS LONG-STANDING COMMUNITY TIES

UPG is involved in community outreach, volunteering and partnering with world-class organizations:

- American Brain Tumor Association
- American Heart Association
- American Lung Association
- Archdiocese of Chicago
- Association of Women in the Metals Industries
- Canadian Cancer Society
- Feed My Starving Children
- Motor City Slitter Charity Golf Outing

- Northern Illinois Food Bank
- Pits for Patriots
- Rebuilding Together
- Rett Syndrome Association of Illinois
- Susan G. Komen Race for the Cure Breast Cancer Walk
- Toys for Tots
- West Suburban Community Pantry



